

13000160

NO ACT

10
12-21-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

Meredith Sanderlin Thrower
Dominion Resources Services, Inc.
meredith.s.thrower@dom.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-05-2013

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2012

Dear Ms. Thrower:

This is in response to your letters dated December 21, 2012 and January 23, 2013 concerning the shareholder proposal submitted to Dominion by Pamela Morgan. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Beth Kemler
beth@chesapeakeclimate.org

February 5, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2012

The proposal requests that the board provide a report to shareholders describing the financial risks to Dominion posed by climate change and resulting impacts on share value, including the impact of more frequent and more intense storms, as well as any actions the board plans to address these risks.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Dominion's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	Meredith S Thrower <Meredith.S.Thrower@dom.com>
Sent:	Wednesday, January 23, 2013 5:03 PM
To:	shareholderproposals
Cc:	'beth@chesapeakeclimate.org'
Subject:	Additional Materials for Request for No-Action Relief from Dominion Resources, Inc. re: Ms. Morgan
Attachments:	Carbon Disclosure Project 2012 Dominion Investor Response.pdf

In response to your request on January 23, 2013, attached please find Dominion's 2012 Investor Response to the Carbon Disclosure Project.

These materials are being submitted by the undersigned on behalf of Dominion Resources, Inc. Please contact me at meredith.s.thrower@dom.com or 804.819.2139 if you have any questions.

Thank you.

Meredith Sanderlin Thrower

Meredith Sanderlin Thrower
Senior Counsel - Corporate Finance, Securities and M&A
Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
804.819.2139
meredith.s.thrower@dom.com

Module: Introduction

Page: Introduction

0.1

Introduction

Please give a general description and introduction to your organization

Dominion is one of the nation's largest producers and transporters of energy, with a portfolio of approximately 27,500 megawatts of generation, 6,300 miles of electric transmission lines, 56,800 miles of electric distribution lines, 11,000 miles of natural gas transmission, gathering and storage pipeline, and 21,800 miles of gas distribution pipeline, Dominion operates the nation's largest natural gas storage system with 947 billion cubic feet of storage capacity and serves nearly 6 million utility and retail energy customers in 15 states. Dominion practices environmental stewardship and contributes more than $20 million annually to the environment, education, arts and culture, and health and human services.

The terms "Dominion," "Company," "we," "our" and "us" are used throughout this report and, depending on the context of their use, may represent any of the following: the legal entity, Dominion Resources, Inc., one or more of Dominion Resources, Inc.'s consolidated subsidiaries or operating segments, or the entirety of Dominion Resources, Inc. and its consolidated subsidiaries.

The information contained in this report is for general information purposes only. While Dominion Resources, Inc. used best efforts to produce accurately and timely information as of the date of submission to the Carbon Disclosure Project, we make no representations or warranties of any kind, express or implied, about the completeness, accuracy, reliability, suitability or availability with respect to the information contained in this report for any purpose. Although we strive to provide accurate and timely information, there can be no guarantee that such information is accurate as of the date it is received or that it will continue to be accurate in the future. Dominion has responded to this questionnaire to provide some basic facts about our greenhouse gas (GHG) emissions. Information is being provided as of the date requested and Dominion undertakes no obligation to correct or update any information provided herein to reflect developments after such information has been provided. GHG emissions information is not necessarily indicative of future GHG emissions information, and does not guarantee future GHG emissions information. This report requests information about certain specific risks relating to the operation of Dominion's business. Other risks relating to Dominion are detailed from time to time in Dominion's most recent quarterly report on Form 10-Q or annual report Form 10-K filed with the Securities Exchange Commission.

0.2

Reporting Year

Please state the start and end date of the year for which you are reporting data.

The current reporting year is the latest/most recent 12-month period for which data is reported. Enter the dates of this year first.

We request data for more than one reporting period for some emission accounting questions. Please provide data for the three years prior to the current reporting year if you have not provided this information before, or if this is the first time you have answered a CDP information request. (This does not apply if you have been offered and selected the option of answering the shorter questionnaire). If you are going to provide additional years of data, please give the dates of those reporting periods here. Work backwards from the most recent reporting year.

Please enter dates in following format: day(DD)/month(MM)/year(YYYY) (i.e. 31/01/2001).

Enter Periods that will be disclosed

Fri 01 Jan 2010 - Fri 31 Dec 2010

0.3

Country list configuration

Please select the countries for which you will be supplying data. This selection will be carried forward to assist you in completing your response

Select country
United States of America

0.4

Currency selection

Please select the currency in which you would like to submit your response. All financial information contained in the response should be in this currency.

USD($)

0.5

Please select if you wish to complete a shorter information request

0.6

Modules
As part of the Investor CDP information request, electric utilities, companies with electric utility activities or assets, companies in the automobile or auto component manufacture sectors and companies in the oil and gas industry should complete supplementary questions in addition to the main questionnaire.
If you are in these sectors (according to the Global Industry Classification Standard (GICS)), the corresponding sector modules will be marked as default options to your information request. If you want to query your classification, please email respond@cdproject.net.
If you have not been presented with a sector module that you consider would be appropriate for your company to answer, please select the module below. If you wish to view the questions first, please see https://www.cdproject.net/en-US/Programmes/Pages/More-questionnaires.aspx.

Module: Management [Investor]

Page: 1. Governance

1.1

Where is the highest level of direct responsibility for climate change within your company?

Individual/Sub-set of the Board or other committee appointed by the Board

1.1a

Please identify the position of the individual or name of the committee with this responsibility

Dominion's Chief Executive Officer, Thomas F. Farrell, II and its operating segment CEOs are responsible for compliance with the laws and regulations governing environmental matters, including climate change.

The Company's Board of Directors receives periodic updates on these matters.

Dominion also has two officers who oversee environmental matters: Senior Vice President-Law, Public Policy and

Environment and Vice President and Chief Environmental Officer. The Vice President and Chief Environmental Officer reports to the Senior Vice President-Law, Public Policy and Environment, who in turns directly reports to the CEO.

1.2

Do you provide incentives for the management of climate change issues, including the attainment of targets?

Yes

1.2a

Please complete the table

Who is entitled to benefit from these incentives?	The type of incentives	Incentivised performance indicator
Other: Select employees - see details under "Incentivized performance indicator"	Monetary reward	Dominion's Annual Incentive Plan ("AIP") provides a monetary reward to eligible employees based on the achievement of annual Company financial, business unit financials and individual operating and stewardship goals. For certain employees, a portion of their 2010 and/or 2011 AIP payout was tied to the accomplishment of environmental goals linked to climate change directly or indirectly. Examples of AIP performance indicators include the following: • 2010 – Managed over all process for company-wide GHG inventory, gathered portions of 2010 GHG Inventory data, ensured results were tested for completeness and accuracy, ensured that the Inventory Management Plan and Inventory Management System supported EPA MRR data collection and reporting. • 2010 – Completed a six sigma project to improve data collection of electricity usage data across the company, which was an area of the GHG inventory that contained data gaps. • 2011 – Development of an internal Volume I of II of a Greenhouse Gas Emissions Reporting and Disclosure Guidance Document. Volume I covered all company GHG reporting and disclosure for mandatory and voluntary GHG programs which were not associated with EPA's Mandatory Reporting Rule, 40 CFR Part 98, which will be covered in Volume II. • 2011 – Lead company efforts to analyze proposed environmental regulations including climate change regulations and support efforts of business units to prepare for future compliance. • 2011 – Creation of a staff level and an executive level Sustainability Council. Related to climate change, this Council accomplished the following: set a goal for best management practices to minimize SF6, examined LEED certification for our Warren project, collected comprehensive energy consumption data for Dominion buildings, instrumental in a subsidiary joining EPA's Natural Gas Star, benchmarked U.S. utility and natural gas peers.

Page: 2. Strategy

2.1

Please select the option that best describes your risk management procedures with regard to climate change risks and opportunities

Integrated into multi-disciplinary company wide risk management processes

2.1a

Please provide further details (see guidance)

ii. How risks/opportunities are assessed at a company level & iv. the frequency of monitoring in terms of weeks/months/years:
Dominion's Chief Risk Officer is responsible for implementation and execution of a "One Dominion Risk Assessment," a continuous enterprise-wide approach to risk identification, analysis, monitoring and communication. It is important to note that the ownership and management of risk remains with the senior management of the respective business unit or group. However, the Chief Risk Officer serves as the facilitator of enterprise-wide dialogue on risk through various management discussions including an annual planning risk assessment.
i. Scope of the process:
This risk assessment process is designed to serve as a planning tool for each business unit or group and is designed to integrate into the annual budget and planning cycle. During this process, the Chief Risk Officer and the leaders of each group in the Company consider the group's strategy, threats and opportunities related to that strategy and all risks to meeting the objectives of that strategy. These risks include but are not limited to financial, operating, compliance, environmental, legal, regulatory, strategic and reputation risks as well as emerging risks. The risk assessment process defines the top existing and emerging risks within the group, promotes enterprise-wide dialogue concerning these risks, and facilitates an enterprise-wide understanding of the strategy, threats and opportunities in every area of the Company.
In addition, at appropriate times, the Chief Risk Officer performs an unusual event risk assessment with the leadership of the Company. This assessment supplements the annual planning risk assessment. The unusual event risk assessment is also an enterprise-wide assessment that focuses on high impact, low probability events. A low probability event could be based on a rare expected occurrence of an event (unusual event) or timing of expected occurrence beyond the typical planning horizon (emerging risk). The assessments cover both unusual events and emerging risks. The unusual event risk assessments are conducted as described above with respect to the planning risk assessments and with the continuous engagement of the leadership team involved in both the risk assessment and the risk communication.
v. Criteria for determining materiality/priorities:
In the annual planning risk assessment, the teams discuss risks that are likely to occur. The discussion also focuses on aligning resources with the most important risks. To do so, all aspects of a risk are considered – strategic importance, financial impact and operational and compliance aspects. The results of these discussions are another input into our planning cycle.
iii. How risks/opportunities are assessed at an asset level:
Appropriate team, of internal experts assesses impacts in terms of risks and opportunities to our individual assets. The risks or opportunities are assessed in terms of potential impacts including, but not limited to, impacts on safety, reliability, community, natural resources, capital expenditures, operations and maintenance expenditures, staffing, operation and maintenance procedure changes and permitting.

vi. To whom are the results reported:
Dominion's Board of Directors has responsibility for risk oversight, but its committees help oversee risk in areas over which they have responsibility. The full Board receives regular updates related to various risks for both the company and its industry. As provided under Dominion's Corporate Governance Guidelines and the respective committee's charter, the Board of Directors and the Audit and Finance and Risk Oversight Committees receive and discuss reports regularly from members of management, including the Chief Risk Officer, who are involved in the risk assessment and risk management functions on a daily basis.

2.2

Is climate change integrated into your business strategy?

Yes

2.2a

Please describe the process and outcomes (see guidance)

i. Dominion has an integrated, voluntary strategy for reducing GHG emission intensity based on maintaining a diverse fuel mix, including nuclear, coal, gas, oil, hydro and renewable energy, investing in renewable energy and promoting energy conservation and efficiency efforts. ii. While we have not established a standalone GHG emissions reduction target or timetable, we are actively engaged in voluntary reduction efforts, and working toward achieving required state RPS standards. Since 2000, we have tracked the emissions of our generation fleet which employs a mix of fuel and renewable energy sources. Comparing 2000 to 2010, our generating fleet (based on % owned) reduced its average CO2 emissions rate per MWh of energy produced from electric generation by about 21%. During such time period the capacity of the generation fleet grew 53%. iii., iv. Below are examples of our short (1-5 years) and long term (>5 years) efforts and strategies which have or will reduce our carbon emissions or intensity. •Retirement of 2 oil-fired units in VA that were replaced with a new 559 MW combined cycle natural gas (NG) unit •Since 2000, addition of over 2,600 MW of non-emitting nuclear generation (although in April 2011, we announced plans to market for sale a 556 MW nuclear facility) and over 3,500 MW of new NG-fired generation. •Energy efficiency improvements with upgrades at 4 nuclear units in VA and 1 nuclear unit in CT resulting in additional GHG emissions free Dominion-owned electric output of 255 MW. •Recently approved conversion of three coal-fired power stations to biomass, which will add 153 MWs of renewable energy. •Over 800 MW of wind energy in operation or development. •New 590 MW NG-fired facility went into operation in May 2011. •Began developing Warren County (WC) natural gas-fired power station, expected to generate more than 1,300 MW of electricity. Closure of a 74 MW coal fired plant located in WV, once WC begins commercial operations. •Early Site Permit received from the NRC for the possible addition of ~1,500 MW of nuclear generation in VA. (We have not yet committed to building this unit. If we decide to build the new unit, it must first receive a combined operating license from the NRC, the approval of the VA Commission, certain environmental permits and other approval. We continue pursuing the combined operating license from the NRC. Based on the current NRC schedule, the license could be issued as early as late 2014.) •In October 2011, we announced plans to develop a community solar power program. •Closure during the first quarter of 2012 of State Line (515 MW coal-fired facility). •Removed from service two coal-fired units at Salem Harbor (SH) in 2011 and announced the remaining 2 units at SH will be removed from service during the second quarter of 2014 (755 MW fossil-fuel facility). •Certain coal-fired units are expected to be retired at Chesapeake and Yorktown during 2015 and 2016 as a result of the issuance of EPA's Mercury and Air Toxics rule. •Announcement of plans to convert our coal units at Bremo to NG, contingent upon the Virginia City Hybrid Energy Center entering service and receipt of necessary approvals. v. Dominion has made a number of investments which differentiate us including: Evaluating Alternative Energy Solutions: Our Alternative Energy Solutions (AES) department conducts research in the renewable/alternative energy technologies sector and supports strategic investments to advance Dominion's base of understanding of such technologies. The department is headed by a Senior VP for Alternative Energy who reports directly to the CEO. AES participates in federal /state policy development on alternative energy and identifies potential alternative energy resource and technology opportunities for Dominion's business units. For example, in March 2012, an offshore wind transmission study commissioned by Dominion was completed. The study evaluated the offshore transmission options to support future projects and recommends an offshore substation platform with two 230 kV power lines to transmit to shore every 500-700 MW of wind-generated electricity constructed off the coast of Virginia. Our 2010 study of the existing transmission system in eastern VA showed it is possible to interconnect large scale wind facilities up to an installed capability of 4,500 MW. In response to the Bureau of Ocean Energy Management's Call for Information and Nominations, on 3/20/2012, we expressed interested in obtaining leases off the VA coast in an area that has potential to generate about 1,500-2,000 MW of electricity from offshore wind turbines. Generation Development: Announced a growth program of new multi-fuel, multi-technology generation capacity to meet the anticipated growth in demand in our core market of VA. We expect these investments will provide the following benefits: expanded electricity production capability, increased technological and fuel diversity and a reduction in the CO2 emission intensity of our generation fleet. One component of this program involves consideration of the extent to which we can reduce the carbon intensity of our VA generation fleet by developing generation with zero and low CO2 emissions, as well as economically viable facilities that can be equipped for CO2 capture and storage. Given that new generation units have useful lives of up to 55 years, we consider CO2 and other GHG emissions when making these long-term decisions. Conservation and Load Management (CLM): We also have a CLM plan to meet VA's goal to reduce electricity consumption by retail customers in 2022 by 10% of the 2006 amount through the implementation of conservation programs. Our CLM plan includes the following demand side management (DSM) programs, which were approved by the VA and NC regulatory authorities: •Residential Lighting Program •Home Energy Improvement •Smart Cooling Rewards •Commercial HVAC Upgrade Program •Commercial Lighting Program -In April 2012, our VA utility received approval for additional DSM Programs, including: Commercial Energy Audit, Commercial Duct Test & Sealing, Commercial Distributed Generation, Residential Home Energy Check-Up, Residential Duct Test and Seal, Residential Heat Pump Tune-Up, Residential Heat Pump Upgrade -These programs will be implemented in the Summer of 2012. In addition to these programs, we also offer customers in NC and VA the opportunity to purchase green power. vi. The most substantial decision we made in 2011 that will affect our climate change emissions was the decision, after substantial internal analysis, to retire or repower with gas or biomass a number of our coal-fired power plants as described above. These decisions were made for a number of reasons including new environmental regulations and fuel prices.

2.3

Do you engage with policy makers to encourage further action on mitigation and/or adaptation?

Yes

2.3a

Please explain (i) the engagement process and (ii) actions you are advocating

i. Engagement Process
Our priority is that a national climate change policy must be developed legislatively, together with a sound US policy that provides for fuel diversity, a reliable energy supply and affordable electric service. The policy should effectively promote the development and deployment of technology-based solutions including renewable energy, advanced nuclear, gas and clean coal technologies and energy efficiency, conservation and demand-side management.
The EPA is regulating GHG emissions from electricity generating units under the Clean Air Act (CAA) via the Tailoring Rule and issued an additional proposed rule, which became effective in early 2012, to set a nationwide standard for emissions of CO2 from new electric generating units under the New Source Performance Standards (NSPS). We participated in one of EPA's listening sessions in 2011 where we urged EPA to consider cost-effective approaches that would provide regulatory certainty. We believe this could be achieved by EPA exercising flexibility under the NSPS process in the CAA, including allowing states to advance market-based approaches and recognizing existing state GHG programs.
In 2011, Dominion joined as a member of the Business Environmental Leadership Council of the Center for Climate and Energy Solutions (C2ES), formerly the Pew Center for Global Climate Change. Dominion endorses C2ES's mission to ensure that energy is safe, reliable, and affordable for all, and supports the efforts to develop consensus based solutions to address global climate issues. Dominion is an active participant in two initiatives, the Power Sector 2030 Dialogue and a project exploring the opportunities to reduce US greenhouse gas (GHG) emissions due to increased natural gas supplies.
ii. Actions Advocated
Since 2007, we have supported Federal climate change legislation that:
• Regulates GHG emissions economy-wide.
• Establishes a system of tradable allowances.
• Slows the growth of GHG emissions in the near term and reduces GHG emissions in the long term.
• Sets a realistic baseline year and schedule of compliance that is coordinated with anticipated commercial availability of advanced coal technologies that can capture and store CO2 emissions.
• Promotes technology development and deployment.
• Includes a "price collar" that stabilizes the annual price of emission allowances.
In past Congresses, when legislative proposals were considered to develop a national policy to reduce GHG emissions, we were an active participant in public hearings, meetings and other forums with members of the Legislative and Executive Branches. By the end of the 111th Congress in December, 2010, no legislation was signed into law.
In the current 112th Congress, legislation has not been considered to control GHGs from the three major sources of electricity generation, manufacturing and transportation. The agenda on GHG's in 2011 and into 2012 was to advance legislation that restricts EPA's use of funding on GHG programs, or to amend the CAA to exempt, delay or limit GHG emissions from stationary sources from EPA regulation. Dominion has neither supported nor endorsed any of these legislative proposals.
There are other legislative proposals that may be considered that would have an indirect impact on reducing greenhouse gas emissions from the power sector. President Obama has called on Congress to enact a Clean Energy Standard (CES) requiring 80% of the nation's electricity to be produced from "clean" energy technologies by 2035. As a first step in the legislative process, in 2011 Senate Energy and Natural Resources Committee Chairman Bingaman and Ranking Member Murkowski published a CES white paper (see pdf attached) with questions on structuring a federal CES. We submitted responses to the white paper. Our general views were that should Congress deem that a CES is a necessary national energy strategy; its purpose must be to promote the deployment of advanced energy generation technologies and to ensure a diverse supply of lower-emitting fuels for electricity generation. The success of a cost-effective CES also depends on several complementary policies including sustained investments in research development and deployment of advanced coal with carbon capture and storage and advanced nuclear technologies. We believe that continuation of federal tax incentives that promote all types of renewable energy resources remain necessary. Key design elements of a CES must include:
• A robust list of qualified resources, including methane capture projects and supply and demand side energy efficiency programs.
• A tradable credit system for existing, new and incremental generation of all qualified sources that allows credits to be sold, banked or borrowed.
• A regional-based system that establishes each utility's "clean energy" baseline using existing generation.
• The inclusion of state renewable electricity programs.
• Cost containment mechanisms.

Attachments

https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/2.Strategy/CDP 2012 Q2.3a-attachment (Senate Energy and Natural Resources Committee).pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/2.Strategy/CDP 2012 Q2.1a-attachment (CERES Benchmarking Report).pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/2.Strategy/CDP 2012 Q2.3a-attachment (Bipartisan Policy Center Staff Paper).pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/2.Strategy/CDP 2012 Q2.3a-attachment (LowCarbonElectricity).pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/2.Strategy/CDP 2012 Q2.2a-attachment- VA NC IRP Filing Update (2011).pdf

Page: 3. Targets and Initiatives

3.1

Did you have an emissions reduction target that was active (ongoing or reached completion) in the reporting year?

No

3.1e

Please explain (i) why not; and (ii) forecast how your emissions will change over the next five years

i. Why Not:
We have not set a voluntary target because, historically, we believed it was premature to do so in advance of Federal regulation. Currently, we and the rest of our peers are subject to various final or proposed GHG regulations including: Title V, Prevention of Significant Deterioration, Mandatory Reporting Rule, and New Source Performance Standards. We are also subject to the Regional Greenhouse Gas Initiative in MA and RI. However, since 2000, we have tracked the emissions of our electric generation fleet. The electric generation fleet employs a mix of fuel and renewable energy sources. Comparing annual year 2000 to annual year 2010, our electric generating fleet (based on ownership percentage) reduced its average CO_2 emissions rate per MWh of energy produced from electric generation by about 21%. During such time period the capacity of Dominion's electric generation fleet grew 53%. In addition to the GHG rules stated above, renewable energy is also an important component of a diverse and reliable energy mix. Both Virginia and North Carolina have passed legislation setting targets for renewable power. We are committed to meeting Virginia's goals of 12% renewable power by 2022 and 15% by 2025, and North Carolina's RPS of 12.5% by 2021. In May 2010, the Virginia Commission approved our participation in the state's RPS program. We plan to meet the respective RPS targets in Virginia and North Carolina by utilizing existing renewable facilities, as well as through additional renewable generation where it makes sense for customers. In addition, Virginia Power intends to purchase renewable energy certificates, as permitted by each RPS program, to meet any remaining annual requirement needs. Virginia Power continues to explore opportunities to develop new renewable facilities within its service territory, the energy attributes of which would qualify for inclusion in the RPS programs. We have invested in wind energy through two joint ventures. Dominion is a 50% owner of NedPower. Our share of this project produces 132 MW of renewable energy. Dominion is also a 50% owner with British Petroleum (BP) of the first phase of Fowler Ridge, which has a generating capacity of 300 MW. Dominion has a long-term agreement with Fowler Ridge to purchase 200 MW of energy, capacity and environmental attributes from this first phase. In the first quarter of 2011, Dominion completed the sale of its remaining share of the development assets of the second phase of Fowler Ridge to BP. In October 2011, We filed with the Virginia Commission an application to conduct a solar distributed generation demonstration program, consisting of up to a combined 30 MW of company-owned solar distributed generation facilities to be located at selected commercial, industrial and community locations throughout its Virginia service territory, as well as up to a combined 3 MW of customer-owned solar distributed generation facilities that will be subject to a tariff filed with the Virginia Commission in 2012. If approved, this program is expected to generate

enough electricity to power about 6,000 homes during peak daylight hours.
ii. Forecast how your emissions will change over the next five years:
We do not have a formal public forecast of our GHG emissions but are taking a number of steps that will reduce our carbon intensity over the next five years such as retiring/fuel switching coal plants and building gas and renewable facilities. Even though we have not established a GHG emissions reduction target or timetable, we are actively engaged in voluntary reduction efforts and are working toward achieving RPS standards established by existing state regulations. We have an integrated strategy for reducing GHG emission intensity that is based on a diverse fuel mix, including nuclear, coal, gas, hydro and renewable energy, and promoting energy conservation and efficiency. Subject to change and at this time, we expect our GHG intensity to decrease by approximately 17% from 2010 to 2015.

3.2

Does the use of your goods and/or services directly enable GHG emissions to be avoided by a third party?

Yes

3.2a

Please provide details (see guidance)

We are engaged in a number of projects that enable GHG emissions to be reduced or avoided by a third party as follows:

Energy Conservation: We are committed to help meet VA's voluntary goal to reduce energy consumption by 10% by 2022. Our 5 Demand Side Management (DSM) I programs were approved by the Virginia State Corporation Commission (SCC) in March 2010 and provide the first steps in achieving this goal. An additional 7 DSM programs were approved in April 2012.

Peak Shaving Program: Air Conditioner Cycling Program, Commercial Distributed Generation, Electric Vehicle Pilot Program

Energy Efficiency Programs: Residential Lighting Program, Residential Home Energy Check-Up, Residential Duct Testing and Sealing, Residential Heat Pump Upgrade, Residential Heat Pump Tune-Up, Residential Low-Income Audit and Improvements Program, Commercial Heating, Ventilating and Air Conditioning Upgrade Program, Commercial Lighting Program, Commercial Energy Audit, Commercial Duct Test and Sealing

DSM: The DSM Programs are a key component of our comprehensive long-term plan to meet our customer's growing energy needs at a reasonable cost.

Dynamic Pricing: In July 2011, we began a pilot program to offer experimental and voluntary dynamic pricing tariffs for three types of customers: residential, small commercial customers and intermediate-sized commercial customers. Participation in the pilot requires either a Smart Meter (AMI) or existing Interval Data Recording (IDR) meter at the customer location. The smart meter or IDR meter will collect interval data, allowing the Company to bill appropriately, and provide the customer with additional information on their energy usage. The pilot program will also gauge whether the additional awareness and information result in energy conservation.

Electric Vehicles: In October 2011, we began an Electric Vehicle (EV) Pilot Program which will offer two different voluntary time-of-use rate options designed to encourage off-peak charging of plug-in electric vehicles for a maximum of 1,500 customers. We hope to collect data on customer adoption of EVs, customer charging patterns, and the effects of charging on the distribution grid. We have engaged in several collaborative efforts to facilitate the adoption of EVs. In October 2010, Dominion and Ford Motor Company announced plans to work together to develop consumer outreach and EV educational programs, as well as share information on charging needs and requirements to ensure the power grid can support the necessary electrical demand.

Advanced Meters: The Company continues to assess smart grid technologies including smart meters. Smart meters use digital technology to enable secure two-way communication between the meter and Dominion's electric distribution system. The smart meter demonstrations allow Dominion to evaluate how the use of smart meters, communications, and information technology infrastructure enable energy conservation and efficiencies on the distribution system. The smart meter demonstration include the evaluation of voltage conservation and consequent

energy savings. The voltage conservation program uses smart meters to manage voltage on our distribution circuits, which results in energy savings for all customers and potentially avoided GHG emissions without affecting the reliability of electric service.
Electronic Billing: We offer comprehensive electronic billing and payment options to all of our regulated utility customers. This saves energy associated with the production of paper associated with envelopes, bill statements and customer checks.

Project Plant It!: Dominion's Project Plant It! program, has distributed more than 100,000 tree seedlings to students since 2007. The program educates children about the importance of trees in the ecosystem and the environment, is offered in 7 states: VA, MD, NC, CT, MA, RI and WI. According to the VA Department of Forestry, the equivalent of more than 250 acres of new forest land will be created if all 100,000-plus tree seedlings are planted and grow to maturity.

Green Power Program: In Virginia, for a typical residential customer, participation in the 100 percent option for one year can reduce carbon emissions by as much as 18 tons – the equivalent of taking a car off the road for 18 months. The methodology for calculating the Dominion Green Power Program was EPA's GHG Calculator at http://www.epa.gov/cleanenergy/energy-resources/calculator.html.

We are not considering originating credits (e.g. Clean Development Mechanism or JI) at this time.

3.3

Did you have emissions reduction initiatives that were active within the reporting year (this can include those in the planning and/or implementation phases)

Yes

3.3a

Please identify the total number of projects at each stage of development, and for those in the implementation stages, estimated CO2e savings

Stage of development	Number of projects	Total estimated annual CO2e savings (only for rows marked *)
Under investigation		
To be implemented*		
Implementation commenced*		
Implemented*		
Not to be implemented		

3.3b

For those initiatives implemented in the reporting year, please provide details in the table below

Activity type	Description of activity	Estimated annual CO2e savings	Annual monetary savings (unit currency)	Investment required (unit currency)	Payback period
Other	New Gas-Fired Generation: • Dominion completed construction of the 590 MW combined-cycle natural gas-fired Bear Garden generating facility in May 2011. • Dominion has received state regulatory approval for plans to develop the Warren			1720000000	>3 years

Activity type	Description of activity	Estimated annual CO2e savings	Annual monetary savings (unit currency)	Investment required (unit currency)	Payback period
	County power station development project, which is designed to be a 3-on-1, combined-cycle, natural gas-fired power station expected to generate more than 1,300 MW of electricity. •The expected lifetime for both Bear Garden and Warren County power stations are 36 years. • Dominion has announced plans to develop the Brunswick County power station development project, which is designed to be a 3-on-1, combined-cycle, natural gas-fired power station expected to generate more than 1,300 MW of electricity. Natural gas-fired power plants emit approximately one-half the carbon of coal-fired power plants. (The investment required figure to the right includes Bear Garden and Warren County only, since the investment required for Brunswick County is not public information yet.)				
Other	Coal Plant Retirements or Removal from Service: Dominion has announced 4 coal plant and 1 coal unit retirements/removal from service since 2010. In connection with the air permit process for the Warren County project, Dominion reached an agreement with the National Park Service to permanently cease all permitted emissions of SO2 and NOx from the North Branch power station, a 74 MW coal fired plant located in West Virginia, once the Warren County power station begins commercial operations. On April 28, 2011 Dominion announced the closure of State Line, a 515 MW fossil fuel facility in Indiana. State Line closed during the first quarter of 2012. • On May 11, 2011 Dominion announced it would voluntarily cease to operate two of the four fossil-fired units at Salem Harbor Power Station by the end of 2011 and plans to remove from service the remaining two units on June 1, 2014, because pending environmental regulations and market conditions are making the power station uneconomical to operate. Units 1 and 2 ceased operations and reduced Scope 1 emissions on December 31, 2011. As per our 2012 10K SEC filing, certain coal-fired units are expected to be retired at Chesapeake and Yorktown during 2015 and 2016 as a result of the issuance of EPA's Mercury and Air Toxics rule. These plant closures will reduce CO2 emissions.				
Other	Coal Plant Conversions: On April 1, 2011, Dominion announced it is planning to convert three Virginia power stations from coal to biomass, which is anticipated to be			165000000	>3 years

Activity type	Description of activity	Estimated annual CO2e savings	Annual monetary savings (unit currency)	Investment required (unit currency)	Payback period
	considered carbon neutral by regulatory agencies. The conversions are expected to provide environmental and customer benefits while generating significant economic benefits for localities for an expected lifetime of 25 years. The power stations in the Town of Altavista, City of Hopewell and Southampton County in Virginia are similar and went into operation in 1992. These conversions were approved by the VA State Corporation Commission on March 16, 2012. If the conversions are approved by the Virginia Department of Environmental Quality, they could begin burning clean biomass in 2013. The fuel switch would also reduce nitrogen oxides, sulfur dioxide, mercury and particulate emissions and also contribute to a reduction in Scope 1 emissions. We also have plans to convert Bremo 3-4 to natural gas by 2014.				
Other	Nuclear: Early Site Permit received from the NRC for the possible addition of ~1,500 MW of nuclear generation in VA. (We have not yet committed to building this unit. If we decide to build the new unit, it must first receive a combined operating license from the NRC, the approval of the Virginia Commission, certain environmental permits and other approvals. We continue to pursue the combined operating license from the NRC. Based on the current NRC schedule, the license could be issued as early as last 2014.) Nuclear is a carbon free source of generation. Dominion has long been a leading operator of emissions-free nuclear units.				>3 years
Other	Nuclear: Energy efficiency improvements with upgrades at 4 nuclear units in VA and 1 nuclear unit in CT resulting in additional GHG emissions free Dominion-owned electric output of 255 MW.				
Other	Demand Side Management (DSM): After receiving regulatory approval from the Virginia State Corporation Commission (SCC), Dominion launched five new voluntary DSM energy efficiency and peak shaving programs for both residential and commercial customers within the Virginia service territory in May 2010, lasting approximately three years with possible extensions based on SCC approval. In February 2011, Dominion received approval from the North Carolina Utilities Commission to launch the same five DSM programs in the North Carolina service territory. In September 2011, Dominion Virginia Power			53000000	1-3 years

Activity type	Description of activity	Estimated annual CO2e savings	Annual monetary savings (unit currency)	Investment required (unit currency)	Payback period
	filed an application for approval of six additional DSM programs and to expand the approved Commercial Lighting and Commercial Heating, Ventilating and Air Conditioning Upgrade programs. In April 2012, Dominion's VA utility received approval for additional Demand Side Management Programs Management programs for demand-side resources encourage the more efficient use of existing generation resources and delay or eliminate the need for new supply-side infrastructure, which in turn can delay or eliminate GHG emissions from new fossil fired resources.				
Other	Internal Operations: We are committed to conserving energy in our internal operations and do not view environmental responsibility as only about controlling emissions, but also about conserving resources, such as energy and water. This includes several internal energy conservation projects. Facilities: We have Energy Management Systems in our facilities to efficiently control lighting and HVAC systems during after hour operations. Lighting: The Company's employee-occupied buildings in the electric service territory has completed the EPA's Green Lights Program, which involved the retrofitting of all fluorescent fixtures from electromagnetic ballasts and T-12 lamps to more efficient electronic ballast and T-8 lamps. Approximately 2.2 million square feet were retrofitted, providing a demand savings of 1,835 kW with an energy savings of 8,775 MWh per year. Occupancy sensors were also liberally installed to turn lights on and off based on occupancy. Office and non-emergency lighting systems have been installed at our corporate headquarters and primary administration offices in Richmond, VA. Light-Emitting Diode lights for some corporate branding signage and interior directional signage are also currently being tested. We have also implemented lighting projects to replace incandescent lighting with high efficiency T-8, T-5, and CFLs in employee-occupied buildings, garages, and warehouses. Water Conservation: The Company has addressed water use reduction through projects such as the reduction of city water use, the reduction of water used in plant systems, and the reduction of river water used in the clarified water system at Company facilities. These programs have reduced city water consumption at various facilities by				>3 years

Activity type	Description of activity	Estimated annual CO2e savings	Annual monetary savings (unit currency)	Investment required (unit currency)	Payback period
	approximately 115 million gallons per year by tightening seals, valving out redundant equipment, and installing flow meters. HVAC: All corporate buildings and many field sites have a web-based, open protocol system that allows facilities personnel to remotely operate lighting and HVAC systems. The Company continues to expand its recycling programs at area sites. A partnership with Waste Management in East Ohio has resulted in recycling 355 tons of recyclable materials. At the Gas Delivery sites the installation of Building Management Systems and lighting replacements has resulted in an 8% savings on electric consumption.				
Other	Powering Virginia: Dominion has a voluntary comprehensive generation growth program, referred to as Powering Virginia, which involves the development, financing, construction and operation of new multi-fuel, multi-technology generation capacity to meet the anticipated growth in demand in its core market of Virginia, driven by Virginia's robust economy, population growth, and the state's heavy concentration of technology companies, including a substantial number of energy-intensive data centers. Dominion expects that these investments collectively will provide the following benefits: expanded electricity production capability, increased technological and fuel diversity and a reduction in the CO2 emission intensity of its generation fleet. One component of the Powering Virginia program involves consideration of the extent to which Dominion can reduce the carbon intensity of its Virginia generation fleet by developing generation facilities with zero CO2 and low CO2, Scope 1 emissions, as well as economically viable facilities that can be equipped for CO2 capture and storage. There is no current economically viable technological solution to retro-fit existing fossil-fueled technology to capture and store GHG emissions. Given that new generation units have useful lives of up to 55 years, Dominion will consider CO2 and other GHG emissions when making these long-term decisions.			4300000000	>3 years
Other	5 Year Investment Plan: In December 2010, Dominion announced its five-year investment plan for its regulated electric subsidiary, which includes spending approximately $4 billion to upgrade or add new transmission and distribution lines, substations and other			4000000000	>3 years

Activity type	Description of activity	Estimated annual CO2e savings	Annual monetary savings (unit currency)	Investment required (unit currency)	Payback period
	facilities to meet growing electricity demand within its service territory and maintain reliability. These enhancements are primarily aimed at meeting Dominion's continued goal of providing reliable service, and are intended to address both continued population growth and increases in electricity consumption by the typical consumer. An additional benefit will be added capacity to efficiently deliver electricity from the renewable projects now being developed or to be developed in the future. Dominion is taking measures to ensure that its electrical infrastructure can support the expected demand from electric vehicles, which have significantly lower carbon intensity than conventional vehicles.				
Low carbon energy installation	Offshore Wind: In March 2012, an offshore wind transmission study commissioned by Dominion was completed. The study evaluated the offshore transmission options to support future projects and recommends an offshore substation platform with two 230 kV power lines to transmit to shore every 500-700 MW of wind-generated electricity constructed off the coast of Virginia. Any power line project must receive regulatory approval by the Virginia State Corporation Commission. A study done by Dominion in 2010 of its existing transmission system in eastern Virginia showed that it is possible to interconnect large scale wind generation facilities up to a total installed capability of 4,500 megawatts. The study said 1,500 megawatts of generation into a Virginia Beach substation would not be expected to create transmission deficiencies. In response to the Bureau of Ocean Energy Management's Call for Information and Nominations, on March 20, 2012, Dominion expressed interest on a voluntary basis in obtaining leases off the Virginia coast in an area that has the potential to generate about 1,500-2,000 megawatts of electricity from offshore wind turbines. The exact capacity of a potential project would be dependent on detailed site investigations. Additionally, Dominion has a $500,000 grant from the U.S. DOE to work with partners and find ways to reduce the costs of offshore wind generation. Dominion's Senior Vice President for Alternative Energy Solutions was appointed by the Governor to serve on the Virginia Offshore Wind Development Authority, a state entity created to promote offshore wind development.				>3 years

3.3c

What methods do you use to drive investment in emissions reduction activities?

Method	Comment
Compliance with regulatory requirements/standards	Regarding emissions reduction activities, our investments and decisions to retrofit, convert or remove from service our generating assets are driven by a number of factors including compliance with regulatory requirements/standards and the external price of carbon and other pollutants. For example, in Dec 2009, the EPA issued their Final Endangerment and Cause or Contribute Findings for Greenhouse Gases under Section 202(a) of the Clean Air Act, finding that GHGs "endanger both the public health and the public welfare of current and future generations." On April 1, 2010, the EPA and the National Highway Traffic Safety Administration (NHTSA) announced a joint final rule establishing a program that will reduce GHG emissions and improve fuel economy for new cars and trucks sold in the U.S. These rules took effect in January 2011 and established GHG emissions as regulated pollutants under the CAA. In May 2010, the EPA issued the Final Prevention of Significant Deterioration (PSD) and Title V Greenhouse Gas Tailoring Rule that, combined with prior actions, require us to obtain permits for GHG emissions for new and modified facilities over certain emissions thresholds, and meet best available control technology (BACT) for GHG emissions. The EPA has issued draft guidance for GHG permitting, including BACT. In March 2012, EPA issued a proposed rule establishing standards to regulate CO2 emissions under the New Source Performance Standards (NSPS) that would apply to new fossil-fired electric generating units over 25 MW. The rule covers CO2 only and will not impact our existing units. New simple cycle combustion turbines and units burning biomass only are not subject to the new standards. Under the NSPS provisions of the CAA, these standards were effective upon publication of the proposed rule in the Federal Register on April 13, 2012. Our recently announced combined cycle facility in Brunswick County, VA will be subject to and is expected to meet the new standard as proposed. The EPA schedule for rulemakings governing a GHG NSPS for modified and for existing sources has been delayed. On July 4, 2011, EPA finalized rules to defer for a period of up to three years the application of the PSD and Title V permitting requirements for CO2 emissions from stationary energy sources that burn biomass. This rule is currently under appeal in the D.C. Circuit.
Compliance with regulatory requirements/standards	Our investments and decisions for generating assets to retrofit, convert or remove from service regarding emissions reduction activities are driven by a number of factors including compliance with regulatory requirements/standards and the external price of carbon and other pollutants. For example, three of Dominion's facilities, Brayton Point, Salem Harbor and Manchester Street, are subject to RGGI. Beginning with calendar year 2009, RGGI requires that Dominion cover each ton of CO2 direct stack emissions from these facilities with either an allowance or an offset. The allowances can be purchased through auction or through a secondary market. Dominion has periodically participated in RGGI allowance auctions to date and has procured allowances to meet its estimated compliance requirements under RGGI for 2009 through 2014 and partially for 2015. In February 2012, Dominion surrendered RGGI allowances for purposes of RGGI Phase I compliance. During 2012, RGGI will undergo a program review which could impact regulations and implementation of RGGI. The impact of this program review on Dominion's fossil fired generation operations in RGGI states is unknown at this time. Dominion has an internal commercial group that tracks the external market prices of RGGI allowances. This group also develops bidding strategies for the RGGI auctions, participates in the RGGI auctions and executes third party RGGI allowance purchases based on projected compliance needs.
Compliance with regulatory requirements/standards	Our investments and decisions for generating assets to retrofit, convert or remove from service regarding emissions reduction activities are driven by a number of factors including compliance with regulatory requirements/standards and the external price of carbon and other pollutants. For example, there are other legislative proposals that may be considered that would have an indirect impact on GHG emissions. There is the potential for the U.S. Congress to consider a mandatory Clean Energy Standard. In addition to possible federal action, some regions and states in which Dominion operates have already adopted or may adopt GHG emission reduction programs. Any

Method	Comment
	of these new or contemplated regulations may affect capital costs, or create significant permitting delays, for new or modified facilities that emit GHGs.
Compliance with regulatory requirements/standards	Our investments and decisions for generating assets to retrofit, convert or remove from service regarding emissions reduction activities are driven by a number of factors including compliance with regulatory requirements/standards and the external price of carbon and other pollutants. For example, on December 21, 2011, the EPA issued Utility Mercury and Air Toxics Standard Rule (MATS) for coal and oil-fired electric utility steam generating units. The rule establishes strict emission limits for mercury, particulate matter as a surrogate for toxic metals and hydrogen chloride as a surrogate for acid gases. The rule includes a limited use provision for oil-fired units with annual capacity factors under 8% that provides an exemption from emission limits, and allows compliance with operational work practice standards. Compliance will be required by Spring 2015, with certain limited exceptions. The retirement decisions of certain of our coal units are primarily as a result of the issuance of the final MATS. We continue to be governed by individual state mercury emission reduction regulations in Massachusetts and Illinois that are largely unaffected by this rule.
Compliance with regulatory requirements/standards	Our investments and decisions for generating assets to retrofit, convert or remove from service regarding emissions reduction activities are driven by a number of factors including compliance with regulatory requirements/standards and the external price of carbon and other pollutants. For example, in July 2011, the EPA issued a final replacement rule for CAIR, called CSAPR, which requires 28 states to reduce power plant emissions that cross state lines. CSAPR establishes new SO2 and NOx emissions cap and trade programs that are completely independent of the current Acid Rain rules. Specifically, CSAPR requires reductions in SO2 and NOx emissions from fossil fuel-fired electric generating units of 25 MW or more through annual NOx emissions caps, NOx emissions caps during the ozone season (May 1 through September 30) and annual SO2 emission caps with differing requirements for two groups of affected states. With respect to our generation fleet, the cost to comply with the rule is not expected to be material. However, following numerous petitions for review and motions for stay, in December 2011, the U.S. Court of Appeals for the D.C. Circuit issued a ruling to stay CSAPR pending judicial review. Also, in the fourth quarter of 2011, the EPA proposed technical revisions to CSAPR. Accordingly, future outcomes of litigation and/or final action to modify the rule could affect our assessment of impacts. While the stay of CSAPR is in effect, the EPA will continue to administer CAIR.
Compliance with regulatory requirements/standards	Our investments and decisions for generating assets to retrofit, convert or remove from service regarding emissions reduction activities are driven by a number of factors including compliance with regulatory requirements/standards and the external price of carbon and other pollutants. The Clean Air Act (CAA) is a comprehensive program utilizing a broad range of regulatory tools to protect and preserve the nation's air quality. At a minimum, states are required to establish regulatory programs to address all requirements of the CAA. However, states may choose to develop regulatory programs that are more restrictive. Many of our electric generating facilities are subject to the CAA's permitting and other requirements. For example, The EPA has finalized rules establishing a new 1-hour NAAQS for NO2 and a new 1-hour NAAQS for SO2, which could require additional NOX and SO2controls in certain areas where the Companies operate.
Compliance with regulatory requirements/standards	Our investments and decisions for generating assets to retrofit, convert or remove from service regarding emissions reduction activities are driven by a number of factors including compliance with regulatory requirements/standards and the external price of carbon and other pollutants. The Clean Air Act (CAA) is a comprehensive program utilizing a broad range of regulatory tools to protect and preserve the nation's air quality. At a minimum, states are required to establish regulatory programs to address all requirements of the CAA. However, states may choose to develop regulatory programs that are more restrictive. Many of our electric generating facilities are subject to the CAA's permitting and other requirements. For example, in January 2010, the EPA also proposed a new, more stringent NAAQS for ozone and had planned to finalize the rule in 2011. In September 2011, the EPA announced a delay from 2011 to 2014 of the rulemaking, therefore NOx controls that may have been required by the rulemaking are also expected to be delayed. In the interim, the EPA is proceeding with

Method	Comment
	implementation of the current ozone standard and is expected to make final attainment/nonattainment designations by June 2012. Until the states have developed implementation plans for the new NOX, SO2 and ozone standards, it is not possible to determine the impact on our facilities that emit NOX and SO2. We cannot currently predict with certainty whether or to what extent the new rules will ultimately require additional controls.
Compliance with regulatory requirements/standards	Our investments and decisions for generating assets to retrofit, convert or remove from service regarding emissions reduction activities are driven by a number of factors including compliance with regulatory requirements/standards and the external price of carbon and other pollutants. The Clean Air Act (CAA) is a comprehensive program utilizing a broad range of regulatory tools to protect and preserve the nation's air quality. At a minimum, states are required to establish regulatory programs to address all requirements of the CAA. However, states may choose to develop regulatory programs that are more restrictive. Many of our electric generating facilities are subject to the CAA's permitting and other requirements. For example, in June 2005, the EPA finalized amendments to the Regional Haze Rule, also known as the Clean Air Visibility Rule. The rule requires the states to implement Best Available Retrofit Technology (BART) requirements for sources to address impacts to visual air quality through regional haze state implementation plans, but allows other alternative options. The EPA has recently announced a schedule to complete rulemakings on regional haze state implementation plans during 2012. Although we anticipate that the emission reductions achieved through compliance with other CAA required programs will generally address this rule, additional emission reduction requirements may be imposed on our facilities.
Compliance with regulatory requirements/standards	Our investments and decisions for generating assets to retrofit, convert or remove from service regarding emissions reduction activities are driven by a number of factors including compliance with regulatory requirements/standards. The Clean Water Act (CWA) is a comprehensive program requiring a broad range of regulatory tools including a permit program to authorize and regulate discharges to surface waters with strong enforcement mechanisms. We must comply with all aspects of the CWA programs at our operating facilities. In July 2004, the EPA published regulations under CWA Section 316(b) that govern existing utilities that employ a cooling water intake structure and that have flow levels exceeding a minimum threshold. In April 2008, the U.S. Supreme Court granted an industry request to review the question of whether Section 316(b) authorizes the EPA to compare costs with benefits in determining the best technology available for minimizing "adverse environmental impact" at cooling water intake structures. The U.S. Supreme Court ruled in April 2009 that the EPA has the authority to consider costs versus environmental benefits in selecting the best technology available for reducing impacts of cooling water intakes at power stations. It is currently unknown how the EPA will interpret the ruling in its ongoing rulemaking activity addressing cooling water intakes as well as how the states will implement this decision. In April 2011, the EPA published the proposed rule related to Section 316(b) in the Federal Register, and agreed to publish a final rule no later than July 27, 2012. The proposed rule governs all electric generating stations with water withdrawals above two MGD, with a heightened entrainment analysis for those facilities over 125 MGD. Under this proposal, Dominion has 18 facilities that may be subject to these proposed regulations. If finalized as proposed, Dominion anticipates that it will have to install impingement control technologies at many of these stations that have once-through cooling systems. We cannot estimate the need or potential for entrainment controls under the proposed rule as these decisions will be made on a case-by-case basis after a thorough review of detailed biological, technology, cost and benefit studies.
Compliance with regulatory requirements/standards	Our investments and decisions for generating assets to retrofit, convert or remove from service regarding emissions reduction activities are driven by a number of factors including compliance with regulatory requirements/standards. In June 2010, the EPA proposed federal regulations under the Resource Conservation and Recovery Act (RCRA) for management of coal combustion by-products generated by power plants. The EPA is considering two possible options for the regulation of coal combustion by-products, both of which fall under the RCRA. Under the first proposal, the EPA would classify these by-products as special wastes subject to regulation under subtitle C, the

Method	Comment
	hazardous waste provisions of the RCRA, when destined for disposal at landfills or surface impoundments. Under the second proposal, the EPA would regulate coal combustion by-products under subtitle D of the RCRA, the section for non-hazardous wastes. While we cannot currently predict the outcome of this matter, regulation under either option will affect our onsite disposal facilities and coal combustion by-product management practices, and potentially require material investments.

Attachments

https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/3.TargetsandInitiatives/CDP 2012 Q3.2a-attachment-EPA GHG Calculator.pdf

Page: 4. Communication

4.1

Have you published information about your company's response to climate change and GHG emissions performance for this reporting year in other places than in your CDP response? If so, please attach the publication(s)

Publication	Page/Section Reference	Identify the attachment
In annual reports (complete)	Dominion's 2011 10-K filing with the Securities and Exchange Commission: Page 14 (Environmental Strategy), Pages 15-16(Dominion and Virginia Power's Strategy for Voluntarily Reducing GHG Emissions), Pages 19-20 (Global Climate Change), Pages 20-21 (Risk Factors), Page 32 (Forward-Looking Statements), and Page 49 (Climate Change Legislation and Regulation).	CDP 2012 Q4.1-attachment 1-Dominion-VEPCO 10-K (2011).pdf
In other regulatory filings (complete)	Dominion 10-Q filing with the Securities and Exchange Commission: Pages 41-42 (Climate Change Legislation and Regulation) and Page 49 (Forward-Looking Statements).	CDP 2012 Q4.1-attachment 2-Dominion 10-Q (10-28-2011).pdf
In other regulatory filings (complete)	Dominion 10-Q filing with the Securities and Exchange Commission: Page 44 (Forward-Looking Statements) and Page 58 (Environmental Matters).	CDP 2012 Q4.1-attachment 3-Dominion 10-Q (7-29-2011).pdf
In other regulatory filings (complete)	Dominion 10-Q filing with the Securities and Exchange Commission: Page 43 (Forward-Looking Statements).	CDP 2012 Q4.1-attachment 4-Dominion 10-Q (4-28-2011).pdf
In voluntary communications (complete)	Two television ads, with companion print ads were released and aired across Virginia in March 2011, providing customers with simple tips to help save money on their electric bills. The print ads are attached.	CDP 2012 Q4.1-attachment 5-Dominion TV and Print Ad –advice-coach.pdf
In voluntary communications (complete)	The Customer Connection newsletter is sent to customers as an insert in their monthly power bills. It contains news on topics such as conservation programs, how to save money or manage electric bills, ways to help the environment, and safety regulations. The issue on "Sustainability: The Long-Term View" from September 2011 is attached.	CDP 2012 Q4.1-attachment 7-Dominion Customer Connection (Sept. 2011).pdf
In voluntary communications (complete)	"Dimensions: Citizenship & Sustainability Report," a report to stakeholders on values, goals and performance: Page 5 (Sustainability Focus), Page 70 (Energy Advisor and Social Media), Page 74 (Dominion Green Power Program), Pages 104-106 (Climate Change: Our Position, Our Strategy), Pages 107-109 (Renewable Energy), Page 123 (Facilities, Lighting), Pages 124-125 (The Greening of Dominion IT) and Pages 126-127 (Alternative Vehicles and Fuels).	CDP 2012 Q4.1-attachment 8-Dimensions Report (2010-2011).pdf
In voluntary	The Company's Environmental Report and Environmental Policy	CDP 2012 Q4.1-

Publication	Page/Section Reference	Identify the attachment
communications (complete)	review's Dominion's environmental commitment, programs, initiatives and education, key issues related to the energy field and the environment, as well as the company performance through expenditures, emissions reductions and conservation programs. The entire report covers the sections noted above.	attachment 9-Dominion Environmental Report.pdf
In voluntary communications (complete)	Dominion prepares news releases for the latest developments on Company environmental initiatives. Archived news can be viewed on the Company's website: www.dom.com. The latest news release is attached, "Virginia Commonwealth University, Dominion to Partner on Micro-grid Project for VCU School of Engineering."	CDP 2012 Q4.1-attachment 10-Dominion News Release.pdf
In voluntary communications (complete)	The "Energy-Saving Tip of the Day" on the Company's website provides customers with specific suggestions on saving energy in their homes and businesses. It also directs customers to organizations and agencies that can provide more information on a variety of energy conservation related topics. Attached is the entire list of energy saving tips.	CDP 2012 Q4.1-attachment 11-Dominion Everyday Energy-Saving Tips.pdf
In voluntary communications (complete)	The Company's website features energy calculators for both homes and businesses. These tools enable consumers to estimate electrical usage for their residences and business facilities. This information helps customers understand specific energy usage for their own households or buildings, compare and analyze bills from month to month, and discover new ways to reduce usage and save money.	CDP 2012 Q4.1-attachment 12-Dominion Online Energy Calculators.pdf
In voluntary communications (complete)	Approved in March 2010 by the Virginia State Corporation Commission (SCC), Dominion implemented five energy efficiency and conservation programs for residential and commercial customers. The portfolio of energy efficiency and peak-shaving programs is designed to meet the needs of our customers and move us towards meeting the state's 10 percent voluntary energy conservation goal. Details of the programs are attached.	CDP 2012 Q4.1-attachment 13-Dominion Energy Efficiency & Conservation Programs.pdf
In voluntary communications (complete)	The Company's "Energy Conservation Blog" is an online forum for Company experts to answer customer questions on energy-related topics and provide specific examples of measures to take that will help customers reduce energy consumption. Recent blog posts are attached.	CDP 2012 Q4.1-attachment 14-Dominion Energy Conservation Blog.pdf
In voluntary communications (complete)	Outreach, Trade Shows and Exhibits: Company employees conduct outreach sessions, during which they share energy conservation information to both internal and external audiences. Company employees give presentations to and share materials about energy use and environmental stewardship with elementary, middle, and high school students. The outreach also provides materials for students to share with their families. Through trade shows, exhibits, executive speaking engagements, and other presentations, the Company strives to emphasize to customers and communities implementing energy-saving measures in homes and businesses.	CDP 2012 Q4.1-attachment 15-Dominion Outreach-Speakers Bureau Program.pdf
In voluntary communications (complete)	Powering Virginia, the Company's strategy for providing an energy roadmap in meeting Virginia's energy needs for the 21st century highlights "Conservation and Energy Efficiency" on page 2, "Renewable Energy" on page 3, "Climate Change" on pages 5 and 6, "Clean Coal Technology" on page 7, "Emission-free Nuclear Power" on page 8, "Clean-Burning Natural Gas Generation" on page 9, and how Virginia will meet its growing energy needs in an environmentally responsible way in the "Regulation in Virginia" section on page 11.	CDP 2012 Q4.1-attachment 16-Dominion Power Virginia.pdf

Further Information

Dominion publishes information about the Company's response to climate change/GHG emissions in official filings; publications distributed to shareholders, customers and the public; and via internet sites that describe the company's emissions-reduction strategies and help customers reduce their own energy usage.
In addition to its own efforts, the Company believes a key component of the effort to reduce greenhouse gas emissions is educating our customers about the more efficient use of energy. The Company is now offering energy savings tips on its website, including an on-line energy savings calculator and other related information, and also providing information on saving energy through public forums. These increased educational efforts focus on raising customer awareness about energy conservation and influencing consumer behavior towards energy consumption. The Company will use advertising and mass marketing to promote the energy efficiency programs that it will launch in the future. The messages will communicate information about the programs' monetary savings, environmental benefits, and technology. Through consumer education programs, the Company aims to help customers understand their energy-usage patterns, the cost of their choices, and what it will take to achieve sustainable energy savings.

Attachments

https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 11-Dominion Everyday Energy-Saving Tips.pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 6-Dominion TV and Print Ad -advice-doctor.pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 13-Dominion Energy Efficiency and Conservation Programs.pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 5-Dominion TV and Print Ad -advice-coach.pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 8-Dimensions Report (2010-2011).pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 12-Dominion Online Energy Calculators.pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 14-Dominion Energy Conservation Blog.pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 9-Dominion Environmental Report.pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 4-Dominion 10-Q (4-29-2011).pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 3-Dominion 10-Q (7-29-2011).pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 10-Dominion News Release.pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 15-Dominion Outreach-Speakers Bureau Program.pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 7-Dominion Customer Connection (Sept. 2011).pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 1-Dominion-VEPCO 10-K (2011).pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 16-Dominion Powering Virginia.pdf

https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/4.Communication/CDP 2012 Q4.1-attachment 2-Dominion 10-Q (10-28-2011).pdf

Module: Risks and Opportunities [Investor]

Page: 2012-Investor-Risks&Opps-ClimateChangeRisks

5.1

Have you identified any climate change risks (current or future) that have potential to generate a substantive change in your business operations, revenue or expenditure? Tick all that apply

Risks driven by changes in regulation
Risks driven by changes in physical climate parameters
Risks driven by changes in other climate-related developments

5.1a

Please describe your risks driven by changes in regulation

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
1	International agreements	International Agreements. The U.S. is currently not a party to the Kyoto Protocol, which is a protocol to the United Nations Framework Convention on Climate Change that became effective for signatories on February 16, 2005. The Kyoto Protocol process generally requires developed countries to cap GHG emissions at certain levels during the 2008-2012 time period. Although the U.S. has not ratified the Kyoto Protocol treaty, at the conclusion of the December 2009 United Nations Climate Change Conference in Copenhagen, Denmark, the "Copenhagen Accord" was adopted. The Copenhagen Accord includes a collection of non-binding, voluntary actions by various countries, including the U.S, to keep the increase in global mean temperature below 2 degrees Celsius. It does not include specific emissions targets, but calls for industrial nations to offer up emissions reduction targets for 2020. In a letter to the	Increased operational cost	Unknown	Direct	Unknown	Unknown

ID	Risk driver	Description	Potential Impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		UNFCCC, on January 28, 2010 the United States expressed that it would be associated with the Copenhagen Accord and pledged GHG reductions in "the range of 17%, in conformity with anticipated U.S. energy and climate legislation, recognizing that the final target will be reported to the Secretariat of the UNFCCC in light of enacted legislation." After the lack of progress leading to a binding commitment or an extension of the Kyoto commitment period in climate talks at COP 15 in Copenhagen, Denmark in 2009 and COP 16 in Cancun, Mexico in 2010, further rounds of negotiation were needed. In South Africa in 2011 (COP 17), negotiators agreed to be part of a legally binding treaty to address global warming. The terms of the future treaty are to be defined by 2015 and become effective in 2020. The agreement, referred to as the "Durban Platform For Enhanced Action (DPEA)", includes developing countries such as China and India, as well as the United States. The agreement also entails the continuation of the Kyoto protocol in the interim, although only some countries including members of the EU are likely to commit. COP 17 also led to progress regarding the creation of a "Green Climate Fund" for which a management framework was adopted. The fund is to distribute US$100bn per year to help poor countries adapt to climate impacts. COP 18 will be held in Qatar in the fall of 2012.					
2	International agreements	International Agreements. The U.S. is currently not a party to the Kyoto Protocol, which is a protocol to the	Increased capital cost	Unknown	Direct	Unknown	Unknown

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		United Nations Framework Convention on Climate Change that became effective for signatories on February 16, 2005. The Kyoto Protocol process generally requires developed countries to cap GHG emissions at certain levels during the 2008-2012 time period. Although the United States (U.S.) has not ratified the Kyoto Protocol treaty, at the conclusion of the December 2009 United Nations Climate Change Conference in Copenhagen, Denmark, the "Copenhagen Accord" was adopted. The Copenhagen Accord includes a collection of non-binding, voluntary actions by various countries, including the U.S, to keep the increase in global mean temperature below 2 degrees Celsius. It does not include specific emissions targets, but calls for industrial nations to offer up emissions reduction targets for 2020. In a letter to the UNFCCC, on January 28, 2010 the United States expressed that it would be associated with the Copenhagen Accord and pledged GHG reductions in "the range of 17%, in conformity with anticipated U.S. energy and climate legislation, recognizing that the final target will be reported to the Secretariat of the UNFCCC in light of enacted legislation." After the lack of progress leading to a binding commitment or an extension of the Kyoto commitment period in climate talks at COP 15 in Copenhagen, Denmark in 2009 and COP 16 in Cancun, Mexico in 2010, further rounds of negotiation were needed. In South Africa in 2011 (COP 17), negotiators agreed to be part of a legally binding treaty to address global					

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		warming. The terms of the future treaty are to be defined by 2015 and become effective in 2020. The agreement, referred to as the "Durban Platform For Enhanced Action (DPEA)", includes developing countries such as China and India, as well as the United States. The agreement also entails the continuation of the Kyoto protocol in the interim, although only some countries including members of the EU are likely to commit. COP 17 also led to progress regarding the creation of a "Green Climate Fund" for which a management framework was adopted. The fund is to distribute US$100bn per year to help poor countries adapt to climate impacts. COP 18 will be held in Qatar in the fall of 2012.					
3	Cap and trade schemes	Current RGGI. Massachusetts, Rhode Island and Connecticut, among other states, have joined RGGI, a multi-state effort to reduce CO2 emissions in the Northeast implemented through state specific regulations. Under the initiative, aggregate CO2 emissions from power plants in participating states are required to be stabilized at current levels from 2009 to 2015. Three of Dominion's facilities, Brayton Point, Salem Harbor and Manchester Street, are subject to RGGI. Beginning with calendar year 2009, RGGI required that Dominion cover each ton of CO2 direct stack emissions from these facilities with either an allowance or an offset. The allowances are purchased through auction or through a secondary market. Dominion has periodically participated in RGGI allowance auctions to date and has procured	Increased operational cost	Current	Direct	Virtually certain	Low

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		allowances to meet its estimated compliance requirements under RGGI for 2009 through 2014 and partially for 2015, therefore Dominion does not expect compliance with RGGI to have a material impact on its results of operations or financial condition. Dominion removed from service two of the four fossil-fired units at Salem Harbor at the end of 2011 and plans to remove from service the remaining units on June 1, 2014.					
4	Cap and trade schemes	Future RGGI. Massachusetts, Rhode Island and Connecticut, among other states, have joined RGGI, a multi-state effort to reduce CO2 emissions in the Northeast implemented through state specific regulations. Under the initiative, aggregate CO2 emissions from power plants in participating states are required to be stabilized at current levels from 2009 to 2015. Further reductions from current levels would be required to be phased in starting in 2016 such that by 2019 there would be a 10% reduction in participating state power plant CO2 emissions. During 2012, RGGI will undergo a program review which could impact regulations and implementation of RGGI. The impact of this program review on Dominion's fossil fired generation operations in RGGI states is unknown at this time. Dominion is currently unable to make an estimate of the potential financial statement impacts related to these matters.	Increased operational cost	1-5 years	Direct	More likely than not	Unknown
5	Cap and trade schemes	Future RGGI. Massachusetts, Rhode Island and Connecticut, among other states, have joined RGGI, a multi-state effort to reduce CO2 emissions in the Northeast implemented through state	Increased capital cost	1-5 years	Direct	Unlikely	Unknown

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		specific regulations. Under the initiative, aggregate CO2 emissions from power plants in participating states are required to be stabilized at current levels from 2009 to 2015. Further reductions from current levels would be required to be phased in starting in 2016 such that by 2019 there would be a 10% reduction in participating state power plant CO2 emissions. During 2012, RGGI will undergo a program review which could impact regulations and implementation of RGGI. The impact of this program review on Dominion's fossil fired generation operations in RGGI states is unknown at this time. Dominion is currently unable to make an estimate of the potential financial statement impacts related to these matters.					
6	General environmental regulations, including planning	Existing and Proposed Federal GHG Rules: In May 2010, the EPA issued the Final Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule that require Dominion to obtain permits for GHG emissions for new and modified facilities over certain emissions thresholds, and meet best available control technology (BACT) for GHG emissions. The EPA has also issued draft guidance for GHG permitting, including BACT. In March 2012, EPA issued a proposed rule establishing standards to regulate CO2 emissions under the NSPS that would apply to new fossil–fired electric generating units over 25 MW. The rule will not impact our existing units. All new fossil fuel-fired electric generating units (EGUs) must meet an emission rate of 1,000 lbs CO2/MWh, averaged over a 12-operating month annual	Increased operational cost	Current	Direct	Virtually certain	Low

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		period. Our VCHEC, Bear Garden, and Warren facilities are considered existing sources and are not affected by this rule. Our recently announced combined cycle facility in Brunswick County, Virginia will be subject to and is expected to meet the new standard as proposed.					
7	General environmental regulations, including planning	Existing and Proposed Federal GHG Rules: In May 2010, the EPA issued the Final Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule that require Dominion to obtain permits for GHG emissions for new and modified facilities over certain size thresholds, and meet best available control technology for GHG emissions. The EPA has also issued draft guidance for GHG permitting, including best available control technology. In March 2012, EPA issued a proposed rule establishing standards to regulate CO2 emissions under the NSPS that would apply to new fossil–fired electric generating units over 25 MW. The rule will not impact our existing units. All new fossil fuel-fired electric generating units (EGUs) must meet an emission rate of 1,000 lbs CO2/MWh, averaged over a 12-operating month annual period. Our VCHEC, Bear Garden, and Warren facilities are considered existing sources and are not affected by this rule. Our recently announced combined cycle facility in Brunswick County, Virginia will be subject to and is expected to meet the new standard as proposed.	Increased capital cost	Current	Direct	Virtually certain	Low
8	General environmental regulations, including	Future Regional and State GHG Rules: In addition to possible federal action, some regions and states in	Increased operational cost	Unknown	Direct	More likely than not	Unknown

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
	planning	which we operate have already adopted or may adopt GHG emission reduction programs. For example, in July 2008, Massachusetts passed the Global Warming Solutions Act (GWSA) and any future resulting regulations. Among other provisions, the GWSA sets economy-wide GHG emissions reduction goals for Massachusetts, including reductions of 25% below 1990 levels by 2020, interim goals for 2030 and 2040 and reductions of 80% below 1990 levels by 2050. No regulations impacting us under the GWSA have been proposed. Dominion operates two coal/oil-fired generating power stations in Massachusetts and acts as a retail electric supplier in Massachusetts, all of which are subject to the implementation of the GWSA. In December 2009, the governors of 11 Northeast and mid-Atlantic states, including CT, MD, MA, NY, PA, and RI (RGGI states plus PA) signed a memorandum of understanding committing their states toward developing a low carbon fuel standard to reduce GHG emissions from vehicles. The memorandum of understanding established a process to develop a regional framework by 2011 and examine the economic impacts of a low carbon fuel standard program. Although economic studies and policy options were examined in 2011, a definitive framework has yet to be established.					
9	General environmental regulations, including planning	Future Regional and State GHG Rules: In addition to possible federal action, some regions and states in which we operate have already adopted or may adopt GHG emission reduction programs. For	Increased capital cost	Unknown	Direct	More likely than not	Unknown

ID	Risk driver	Description	Potential Impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		example, in July 2008, Massachusetts passed the Global Warming Solutions Act (GWSA). Among other provisions, the GWSA sets economy-wide GHG emissions reduction goals for Massachusetts, including reductions of 25% below 1990 levels by 2020, interim goals for 2030 and 2040 and reductions of 80% below 1990 levels by 2050. No regulations impacting us under the GWSA have been proposed. Dominion operates two coal/oil-fired generating power stations in Massachusetts and acts as a retail electric supplier in Massachusetts, all of which are subject to the implementation of the GWSA. In December 2009, the governors of 11 Northeast and mid-Atlantic states, including CT, MD, MA, NY, PA, and RI (RGGI states plus PA) signed a memorandum of understanding committing their states toward developing a low carbon fuel standard to reduce GHG emissions from vehicles. The memorandum of understanding established a process to develop a regional framework by 2011 and examine the economic impacts of a low carbon fuel standard program. Although economic studies and policy options were examined in 2011, a definitive framework has yet to be established.					
10	General environmental regulations, including planning	Future Federal GHG Rules: We expect EPA to issue GHG NSPS rules at some point in the future which will cover existing and modified electric generating units. The schedule for EPA proposed rulemakings governing a GHG NSPS for modified and for existing sources has been delayed and is uncertain at this point.	Increased operational cost	1-5 years	Direct	Likely	Unknown
11	General	Future Federal GHG Rules:	Increased	1-5 years	Direct	Likely	Unknown

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
	environmental regulations, including planning	We expect EPA to issue GHG NSPS rules at some point in the future which will cover existing and modified electric generating units. The schedule for EPA proposed rulemakings governing a GHG NSPS for modified and for existing sources has been delayed and is uncertain at this point.	capital cost				

5.1b

Please describe (i) the potential financial implications of the risk before taking action; (ii) the methods you are using to manage this risk; and (iii) the costs associated with these actions

ii. The methods you are using to manage this risk
Managing legislative and regulatory risks associated with climate change for our assets is part of our risk assessment and management process on an ongoing, daily basis for our business. Due to the many constituencies involved in the legislative and regulatory processes and the iterative nature of such processes, we cannot always accurately predict the timing of final laws and regulations and were not able to accurately fit in all necessary detail into the drop-down boxes. So, unless a rule is in effect or expected in the near future, we answer unknown on timing. We also answer unknown on timing and likelihood for international agreements since the U.S. has to act to implement such agreements and U.S. action on these agreements is uncertain at this time. Similarly, we answer unknown for magnitude of impact for international agreements and for future rules and regulations.
We consider our company to be exposed to regulatory risks. However, according to CERES and the Natural Resources Defense Council we are in the top 3rd of the nation's 100 largest U.S. electric utilities in minimizing carbon intensity. Due to our balanced portfolio of assets, there may be benefits and regulatory risks to Dominion from GHG regulations and climate change legislation.
i. The potential financial implications of the risk before taking action and iii. The costs associated with these actions
When assessing the potential financial effects of various risks, we look to determine:
• potential impact of that development on our overall cost of operations, capital costs or on the operating characteristics of individual assets;
• ability to recover resulting costs through the ratemaking process in regulated operations; and
• degree to which these developments will impact market prices and therefore operating margins in our merchant businesses.

5.1c

Please describe your risks that are driven by change in physical climate parameters

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
1	Other physical climate drivers	Our operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities. In addition, severe weather, including hurricanes and winter storms, can be destructive, causing outages and property damage that require incurring additional expenses. Additionally, droughts can result in reduced	Increased operational cost	Unknown	Direct	Unknown	Unknown

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		water levels that could adversely affect operations at some of our power stations. Our operations could also be adversely affected and our physical plants placed at greater risk of damage should changes in global climate produce unusual variations in temperature and weather patterns, resulting in more intense, frequent and/or extreme weather events, abnormal levels of precipitation and/or, for operations located on or near coastlines, a change in sea level. Our Transmission and Distribution facilities are designed to encounter severe weather and other natural events, which they have been subjected to on a routine basis over the last century. In addition, our generating plants have drought/flood plans as applicable and perform constant weather/temperature monitoring. Further, as an electric service provider to the Outer Banks of North Carolina and the coastal areas of Virginia, we have substantial experience operating in areas prone to extreme weather events such as hurricanes. For example, in March 2012 we received an award for our restoration efforts following Hurricane Irene in August 2011. The restoration effort was the second largest in our 100-year history in which we restored electricity to 1.2 million customers within eight days. For all of our facilities, we have storm preparation and/or emergency response and recovery plans that are routinely assessed and improved based upon experience during drills and events and planning with critical partners. We host meetings with state and local emergency management agencies to refine communications and restoration/response plans and consult with similarly situated utilities in preparation for and restoration following extreme weather events. In addition to the design of our facilities and our storm recovery/emergency response plans, we continuously monitor and assess the physical risks associated with severe					

ID	Risk driver	Description	Potential Impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of Impact
		weather conditions and adjust our planning to reflect the results of that assessment.					
2	Other physical climate drivers	Our operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities. In addition, severe weather, including hurricanes and winter storms, can be destructive, causing outages and property damage that require incurring additional expenses. Additionally, droughts can result in reduced water levels that could adversely affect operations at some of our power stations. Our operations could also be adversely affected and our physical plants placed at greater risk of damage should changes in global climate produce unusual variations in temperature and weather patterns, resulting in more intense, frequent and/or extreme weather events, abnormal levels of precipitation and/or, for operations located on or near coastlines, a change in sea level. Our Transmission and Distribution facilities are designed to encounter severe weather and other natural events, which they have been subjected to on a routine basis over the last century. In addition, Our generating plants have drought/flood plans as applicable and perform constant weather/temperature monitoring. Further, as an electric service provider to the Outer Banks of North Carolina and the coastal areas of Virginia, We have substantial experience operating in areas prone to extreme weather events such as hurricanes. For example, in March 2012 we received an award for our restoration efforts following Hurricane Irene in August 2011. The restoration effort was the second largest in our 100-year history in which we restored electricity to 1.2 million customers within eight days. For all of our facilities, we have storm preparation and/or emergency response and recovery plans that are routinely assessed and	Increased capital cost	Unknown	Direct	Unknown	Unknown

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		improved based upon experience during drills and events and planning with critical partners. We host meetings with state and local emergency management agencies to refine communications and restoration/response plans and consult with similarly situated utilities in preparation for and restoration following extreme weather events. In addition to the design of our facilities and our storm recovery/emergency response plans, we continuously monitor and assess the physical risks associated with severe weather conditions and adjust our planning to reflect the results of that assessment.					

5.1d

Please describe (i) the potential financial implications of the risk before taking action; (ii) the methods you are using to manage this risk; and (iii) the costs associated with these actions

ii. The methods you are using to manage this risk
Dominion has a mature, experienced organization (processes, people and infrastructure) that focuses on monitoring weather and responding to weather events.
We manage the risks of variability in results due to weather as part of our ongoing, daily business. We actively consider the impacts of weather events or patterns on our assets as part of our ongoing risk assessment and management process and management of our business. Because weather is outside our control, we answer unknown on timing and likelihood and magnitude of impact.
iii. The costs associated with these actions & i. The potential financial implications of the risk before taking action
Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities. In addition, severe weather, including hurricanes and winter storms, can be destructive, causing outages and property damage that require incurring additional expenses. Additionally, droughts can result in reduced water levels that could adversely affect operations at some of our power stations. The costs associated with responding to these events vary by scope of impact.
The Company incorporates weather variability into its planning process. For example, historical weather patterns and their respective impacts on demand for electricity and natural gas are utilized in our generation planning process. For the Company's regulated electric operations, expenses relating to severe weather events are generally recoverable through the ratemaking process.

5.1e

Please describe your risks that are driven by changes in other climate-related developments

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
	Changing consumer behaviour	Energy conservation could negatively impact Dominion's and Virginia Power's financial results. Certain regulatory and legislative bodies have introduced or are considering requirements and/or	Reduced demand for goods/services	Unknown	Direct	Unknown	Unknown

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		incentives to reduce energy consumption by a fixed date. Additionally, technological advances driven by federal laws mandating new levels of energy efficiency in end-use electric devices, including lighting and electric heat pumps, could lead to declines in per capita energy consumption. To the extent conservation results in reduced energy demand or significantly slowed growth in demand, the value of the Companies' business activities could be adversely impacted.					

5.1f

Please describe (i) the potential financial implications of the risk before taking action; (ii) the methods you are using to manage this risk; (iii) the costs associated with these actions

i. The potential financial implications of the risk before taking action & iii. The costs associated with these actions
Energy conservation could negatively impact Dominion's and Virginia Power's financial results. Certain regulatory and legislative bodies have introduced or are considering requirements and/or incentives to reduce energy consumption by a fixed date. Additionally, technological advances driven by federal laws mandating new levels of energy efficiency in end-use electric devices, including lighting and electric heat pumps, could lead to declines in per capita energy consumption. To the extent conservation results in reduced energy demand or significantly slowed growth in demand, the value of the Companies' business activities could be adversely impacted.
We answered "Unknown" for timeframe, likelihood and magnitude of impact in the drop down menus. We answered unknown because we do not publicly predict consumer behavior or the effects/timing of technology developments or other macroeconomic impacts on consumer behavior
ii. The methods you are using to manage this risk
We actively consider the impacts of existing and emerging trends relating to conservation on our business as part of our ongoing risk assessment and management process and management of our business.
We are expanding the energy conservation and renewable products that we offer to retail customers. Conservation can and must play a critical role in meeting the growing demand for electricity. The Company regularly works to educate customers on the benefits of energy conservation and how they can take steps to conserve. In fact, in March 2010, the Virginia State Corporation Commission approved five demand-side management programs which are designed to help reduce the electric energy consumption of our retail customers and therefore reduce generation requirements. Of the five programs approved, three were residential programs: the Residential Lighting Program, the Air Conditioner Cycling Program, the Low Income Audit. Two were commercial programs: the Commercial HVAC Upgrade and the Commercial Lighting Upgrade.
In September 2010, we filed with the North Carolina Commission an application for approval and an initial request for cost recovery of the five DSM programs initially approved in Virginia.
In April 2012, Dominion's VA utility received approval for additional Demand Side Management Programs, including:
- Commercial Energy Audit Program
- Commercial Duct Test & Sealing Program
- Commercial Distributed Generation Program
- Residential Home Energy Check-Up Program
- Residential Duct Test and Seal Program
- Residential Heat Pump Tune-Up Program
- Residential Heat Pump Upgrade Program

6.1

Have you identified any climate change opportunities (current or future) that have the potential to generate a substantive change in your business operations, revenue or expenditure? Tick all that apply

Opportunities driven by changes in regulation
Opportunities driven by changes in physical climate parameters
Opportunities driven by changes in other climate-related developments

6.1a

Please describe your opportunities that are driven by changes in regulation

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact
1	Other regulatory drivers	Dominion's Alternative Energy Solutions unit provides technology research to support Dominion business units, identifies business opportunities, participates in the nation's energy policy development process, and provides an information- and idea-sharing forum within the Company on conservation, load management, demand response, and renewable energy sources and alternative energy technologies. The unit is composed of three groups: financial analysis, policy and business evaluation, and research and program development. The latter houses a renewable energy group and a conservation and load management ("CLM") group. The group is at the forefront of Dominion's efforts to assess the commercial and financial viability of a growing number of emerging energy technologies. For long-term success,	Other: Increased demand for good/services	Current	Direct	Unknown	Unknown

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact
		Dominion intends to be positioned at the cutting edge of any new technologies. We plan to harness the full potential of alternative energy as it matures to commercial viability and gains prominence in the operating, political, regulatory and policy arenas. The Alternative Energy Solutions unit assesses new technologies including, but not limited to, advanced metering infrastructure, distributed generation, plug-in electric vehicles, and electric storage technology. The unit will also study new technologies related to renewable energy sources such as solar, wind, tidal, biomass and geothermal.					
2	Other regulatory drivers	Equity Investments: Dominion has made equity investments in alternative technology companies. These companies include: • A smart-grid communications company developing an emerging technology which introduces a secure digital signal into the electric distribution system; • A smart-grid technology company specializing in the hardware, software, and services business; • A company specializing in energy storage technology; • A growth stage solar developer specializing in large commercial PV solar rooftop projects; • A	Other: Increased demand for good/services	Current	Direct	Unknown	Unknown

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact
		software company that has deployed a data center energy management software platform.					
3	Other regulatory drivers	Conservation Voltage Reduction (CVR): Dominion Voltage Inc., a subsidiary of Dominion Resources, Inc., has commercialized voltage conservation technology by joint marketing the CVR product with Landis & Gyr, Silver Spring Networks, and others. The voltage conservation technology requires certain advanced metering infrastructure (AMI) attributes that can be performed by all Dominion's partners. Dominion is looking to conduct at least three demonstrations of CVR technology within the Company's existing AMI deployments. We are actively marketing to other electric utilities to promote using Dominion Voltage Inc.'s EDGESM Planner product alongside traditional circuit planning tools in which utility companies can quickly analyze AMI data and identify voltage outliers at the customer level. The detailed level of data provided by EDGESM Planner gives visibility into what upgrades may be required to maximize energy savings. (EDGE stands for Energy Distribution and Grid Efficiency).	Other: Increased demand for good/services	Current	Direct	Unknown	Unknown
4	Other	Solar Distributed	Other:	1-5 years	Direct	Unknown	Low

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact
	regulatory drivers	Generation: In response to legislation promoting solar distributed generation passed by the Virginia General Assembly in 2011, Dominion filed a petition on October 31, 2011 with the Virginia State Corporation Commission to seek approval for a Community Solar Power Program. The Program would be structured to include company-owned solar PV DG systems in the Company's Virginia service territory; both on leased roof space or ground-mounted installations, as well as the purchase of output from customer-owned solar PV DG systems. The proposed Community Solar Power Program incorporates the development of 30 MW of company-owned solar PV DG with individual installations sized between 500 kW and 2 MW. Pursuant to the 2011 legislation passed by the Virginia General Assembly, the company-owned solar DG installations will be part of a five year demonstration program tied to specific study objectives in which solar PV DG would be strategically located in areas of the company's service territory to study the impact and assess benefits to the company's electric distribution system. The company-owned installations would be constructed in two	Increased demand for good/services				

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact
		phases: Phase I would consist of up to 10 MW of solar DG and would cover the period from Commission approval of the company's petition through December 31, 2013. Phase II would consist of up to 20 MW of Solar DG and would cover the period from January 1, 2014 through December 31, 2015. At least four of the solar DG installations would be targeted to community settings to comply with provisions of the 2011 enabling legislation. During the first half of 2012 as part of the Community Solar Power Program, the company also plans to seek approval to offer a tariff, as an alternative to net metering, which would allow interested residential and commercial customers with solar DG installations to sell their solar energy output and renewable energy certificates to the company. The Program would allow participation of customer-owned systems up to a maximum amount of 3 MW. The size of the company's proposed Community Solar Power Program (company-owned installations and purchases under the new Community Solar Power Program Tariff) would not exceed 33 MW.					
5	Other regulatory drivers	Offshore Wind: We are actively evaluating offshore wind	Other: Increased demand for	Current	Direct	Unknown	Unknown

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact
		technology and engaging in policy development. Unlike other renewable energy sources, offshore wind is not limited by availability of suitable land or fuel. However, compared to onshore wind power, offshore wind is more complex and costly to install and maintain. As such, Dominion has a $500,000 grant from the USDOE to work with partners and find ways to reduce the costs of offshore wind generation. The Department of Interior's Bureau of Ocean Energy Management (BOEM) is the lead federal agency in charge of leasing areas for offshore wind development on the outer continental shelf. In response to the BOEM's Call for Information and Nominations, on March 19, 2012, Dominion Virginia Power expressed interested in obtaining leases off the Virginia coast in an area that has the potential to generate about 1,500-2,000 megawatts of electricity from offshore wind turbines. The exact capacity of a potential project would be dependent on detailed site investigations. We are actively participating at the state level in VA in offshore wind policy development. The VA Offshore Wind Development Authority (VOWDA) was created in 2010	good/services				

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact
		to help facilitate offshore wind energy development. Dominion is represented on the VOWDA by an appointee of the Governor. Additionally, we are a member of the VA Offshore Wind (VOW) Coalition, an organization comprised of developers, manufacturers, utilities, municipalities, businesses and other parties interested in offshore wind. The coalition's primary goal is to promote the development of an offshore wind industry in VA. Dominion representatives serve on the executive committee as Vice President of VOW and as Chair of the Communications Committee, which issues a bi-weekly newsletter to the membership highlighting relevant developments in offshore wind. Furthermore, we supported legislation passed by the 2011 Virginia General Assembly that sets an aspirational goal of 3,000 MW of offshore wind energy by 2025.					
6	Other regulatory drivers	Carbon Capture & Storage: Dominion owns and operates one of the nation's largest natural gas transmission pipelines and the nation's largest natural gas storage system and may apply some of this experience to the transportation and storage of CO2. Our	Other: Increased demand for good/services	Unknown	Direct	Unknown	Unknown

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact
		Virginia City Hybrid Energy Center (VCHEC) is in close proximity to many of the geologic formations that have been identified as having the potential for long-term storage of CO2. We support a number of research projects designed to commercialize CO2 capture and storage technology and are staying current with technologies related to carbon capture. We sponsored research conducted by Virginia Tech on CO2 storage in unmineable coal seams. The Company is participating in a DOE study with industry partners to test the conversion of a tangentially fired coal-fired boiler to oxy-combustion. This is a new technology that makes it easier to capture CO2 and is readily adaptable to existing generating units. The conversion has been successful and data is being gathered on how the boiler works with different types of coal. We are also involved in an Electric Power Research Institute ("EPRI") project to provide detailed cost estimates to retrofit a CCS system on five different designs of coal fired power plants. This project and the DOE studies test a variety of different schemes to help prepare the Company for the establishment of final regulatory and market frameworks.					

6.1b

Please describe (i) the potential financial implications of the opportunity; (ii) the methods you are using to manage this opportunity; (iii) the costs associated with these actions

ii. The methods you are using to manage this opportunity:
Management manages all opportunities associated with climate change as part of our ongoing, daily business. We support investments in opportunities that make economic sense and align with our business strategy. For example, decisions about equity investments in alternative energy companies are made in the same manner as we would make decisions about equity investments in any other company.
We answered "Unknown" to several areas in the drop-down menus. Alternative Energy Solutions evaluates any number of opportunities in any given time period so we have responded with unknown for likelihood and magnitude of impact for these opportunities in general. We answered unknown for the likelihood and magnitude of impact for Dominion's equity investments in alternative energy companies and Dominion Voltage Inc. as such information is confidential business information. The likelihood of our Community Solar Power Program is listed as unknown because it has not yet been approved by the Virginia State Corporate Commission. Regarding offshore wind, likelihood and magnitude of impact are listed as unknown. Dominion Virginia Power has expressed interest in obtaining leases off the Virginia coast in an area that has the potential to generate about 1,500-2,000 megawatts of electricity from offshore wind turbines but the process for obtaining the leases is not complete. We answer unknown for the timeframe, likelihood and magnitude of impact of opportunities associated with carbon capture and storage because carbon capture and sequestration technology is not yet commercially available.
i. The potential financial implications of the opportunity and iii. The costs associated with these actions
All of the projects described above have the potential for positive impacts on the company. For example, we are increasing investments in renewable energy to meet renewable goals and requirements in VA and NC, as well as meet any potential future renewable standard at the federal level; bring greater diversity to our power supplies; and reduce our carbon intensity. We support and will pursue renewable energy options that are feasible and economical. With regard to carbon capture and sequestration, there are near term costs associated with research development and deployment, but opportunities in the long run.

6.1c

Please describe the opportunities that are driven by changes in physical climate parameters

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
	Other physical climate opportunities	Dominion operates a balanced portfolio of businesses including electric generation, natural gas transportation, storage and retail energy delivery businesses. Any changes in weather patterns may present risks for some of these businesses and opportunities for others. For example, if weather became hotter in the summer, Dominion may sell more electricity. In addition, the Company's Dominion Retail business unit offers customers products that can be utilized in the face of severe weather. Some of the products offered include a variety of home generators (permanent,	Other: Increased demand for good/services	Unknown	Direct	Unknown	Unknown

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		portable, etc.) and surge protection products.					

6.1d

Please describe (i) the potential financial implications of the opportunity; (ii) the methods you are using to manage this opportunity; (iii) the costs associated with these actions

i. The potential financial implications of the opportunity
ii. The methods you are using to manage this opportunity
iii. The costs associated with these actions
Change in weather patterns can pose both opportunities and risks and have financial implications.
Management manages all opportunities associated with climate change as part of our ongoing, daily business. We support investments in opportunities that make economic sense and align with our business strategy.
Dominion operates a balanced portfolio of businesses including electric generation, natural gas transportation, storage and retail energy delivery businesses. Any changes in weather patterns may present risks for some of these businesses and opportunities for others. For example, if weather became hotter in the summer, Dominion may sell more electricity. In addition, the Company's Dominion Retail business unit offers customers products that can be utilized in the face of severe weather. Some of the products offered include a variety of home generators (permanent, portable, etc.) and surge protection products.
Note that we answered unknown for the timeframe, magnitude of impact and likelihood for opportunities associated with changes in weather patterns because weather is outside of our control.

6.1e

Please describe the opportunities that are driven by changes in other climate-related developments

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
1	Other drivers	In October 2011 we began an Electric Vehicle (EV) Pilot Program. The EV Pilot Program will be in effect for three years, offers two different voluntary time-of-use rate options designed to encourage off-peak charging of plug-in electric vehicles for a maximum of 1,500 customers. Dominion hopes to collect data on customer adoption of EVs, customer charging patterns, and the effects of charging on the distribution grid.	Other: Increased demand for good/services	Current	Direct	Unknown	Low
2	Other drivers	Dominion has engaged in several collaborative efforts to facilitate the adoption of EVs. In October 2010, Dominion and Ford Motor Company announced plans to coordinate efforts to help prepare Virginia for the operation of EVs. Our two companies will work together to develop	Other: Increased demand for good/services	Current	Direct	Unknown	Unknown

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		consumer outreach and EV educational programs, as well as share information on charging needs and requirements to ensure the power grid can support the necessary electrical demand. The collaboration between Ford and Dominion also involves working with state and local governments on the most efficient ways to bring EVs to Virginia. Government support for infrastructure and a simple charging station permitting process are thought to be two key prerequisites for EV acceptance in Virginia and across the country. We have also teamed up with General Motors and eight other utilities to test the Chevrolet Volt Extended Range Electric Vehicle and supporting charging infrastructure. Dominion installed four charging stations in late 2010 in Northern Virginia and has received three Chevy Volts in 2011. Company employees are driving the Volts as frequently as possible to facilitate data collection and analysis by GM and the U.S. Department of Energy. The Company has also incorporated an all-electric Nissan Leaf into its corporate fleet. In 2011, the Company installed an electric vehicle charging station at its corporate headquarters in Richmond. In 2012, the Company also installed a charging station at one of its other Richmond offices. Dominion also helped develop the Clean Cities Coalition's Virginia Project Get Ready initial plan for the Commonwealth of Virginia to prepare for the impending arrivals of EVs.					
3	Other drivers	Similarly, Dominion currently participates in the Sustainable Transportation	Other: Increased demand for	Current	Direct	Unknown	Unknown

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		Initiative of Richmond (STIR) which is focused on promoting alternative forms of transportation in the Richmond, VA area, including EVs. Dominion also participates on the Edison Electric Institute (EEI) Transportation Electrification Task Force. EEI is the association of US shareholder-owned electric companies. In 2011, Dominion partnered with the Virginia Department of Mines, Minerals, and Energy (VA DMME), Virginia Clean Cities, and five other entities to apply for the DOE's Clean Cities Community Readiness and Planning for Plug-in Electric Vehicles grant. The team's project, titled the Richmond Electric Vehicle Initiative (REVi), was awarded a $429,000 federal grant to develop a regional strategic plan that will identify and foster policies to expedite EV infrastructure implementation specific to the Richmond, VA region. The Company is actively participating in the REVi project and contributing cost share through staff time. The Company also partnered on two other grant applications, one led by the Metropolitan Washington Council of Governments (MW COG) and another multi-state application led by the Greater New Haven, Connecticut Clean Cities Coalition, to seek funding to develop electric vehicle readiness plans involving other areas of the Company's Virginia service territory. Neither of these applications resulted in an award; however, the MW COG has moved forward with an EV Work Group to develop an EV Community Readiness Plan, and Dominion is actively	good/services				

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		participating in this EV Work Group through its membership in MW COG. We also have two hybrid aerial lift trucks in service in Northern VA, where they are used to work on power lines. In addition to the environmental benefits, the hybrid vehicle technology offers potentially lower maintenance costs, less noise at service calls, and healthier work conditions for our line crews. Dominion is partnering in several public/private research initiatives designed to test electric vehicle technology, collect data and evaluate opportunities to incorporate plug-in electric vehicles into our vehicle fleet.					

6.1f

Please describe (i) the potential financial implications of the opportunity; (ii) the methods you are using to manage this opportunity; (iii) the costs associated with these actions

i. The potential financial implications of the opportunity
ii. The methods you are using to manage this opportunity:
iii. The costs associated with these actions
Management manages all opportunities associated with climate change as part of our ongoing, daily business. We support investments in opportunities, like electric vehicles for example, that make economic sense and aligns with our business strategy.
In July 2011 we began a pilot program to offer experimental and voluntary dynamic pricing tariffs for three types of customers: residential, small commercial and intermediate-sized commercial. The rates were available starting July, 1, 2011. The pilot program allows the Company to gauge customer reactions to dynamic pricing and collect interval smart meter data to determine whether to propose permanent dynamic pricing rates in the future. Dominion's EV Pilot Program offers two different voluntary time-of-use rate options designed to encourage off-peak charging of plug-in electric vehicles for a maximum of 1,500 customers. Dominion hopes to collect data on customer adoption of EVs, customer charging patterns, and the effects of charging on the distribution grid. Dominion has engaged in several collaborative efforts to facilitate the adoption of EVs.
In October 2010, Dominion and Ford Motor Company announced plans to coordinate efforts to help prepare Virginia for the operation of EVs. Our two companies will work together to develop consumer outreach and EV educational programs, as well as share information on charging needs and requirements to ensure the power grid can support the necessary electrical demand. The collaboration between Ford and Dominion also involves working with state and local governments on the most efficient ways to bring EVs to Virginia. Government support for infrastructure and a simple charging station permitting process are thought to be two key prerequisites for EV acceptance in Virginia and across the country. We have also teamed up with General Motors and eight other utilities to test the Chevrolet Volt Extended Range Electric Vehicle and supporting charging infrastructure. Dominion installed four charging stations in late 2010 in Northern Virginia and has received three Chevy Volts in 2011. Company employees are driving the Volts as frequently as possible to facilitate data collection and analysis by GM and the U.S. Department of Energy. The Company has also incorporated an all-electric Nissan Leaf into its corporate fleet. In 2011, the Company installed an electric vehicle charging station at its corporate headquarters in Richmond. In 2012, the Company also installed a charging station at one of its other Richmond offices.

We answer unknown for the likelihood and magnitude of impact for all of our electric vehicle initiatives, except for our EV Pilot Program, because the initiatives are under development.

Module: GHG Emissions Accounting, Energy and Fuel Use, and Trading [Investor]

Page: 7. Emissions Methodology

7.1

Please provide your base year and base year emissions (Scopes 1 and 2)

Base year	Scope 1 Base year emissions (metric tonnes CO2e)	Scope 2 Base year emissions (metric tonnes CO2e)
Sat 01 Jan 2000 - Sun 31 Dec 2000	42299080	

7.2

Please give the name of the standard, protocol or methodology you have used to collect activity data and calculate Scope 1 and Scope 2 emissions

Please select the published methodologies that you use

Other

7.2a

If you have selected "Other", please provide details below

For the 2000 data, the primary electric generating facility stack emissions of CO_2 from carbon-based fuel combustion were largely directly measured via methods set forth under EPA's rules at 40 CFR Part 75 of the United States Code (USC). For those emission sources not covered under 40 CFR Part 75 requirements, quantification was based on fuel combustion and emission factors found in EPA's AP-42.
Response below applies to calendar year 2010 data in subsequent questions:
Scope 1: For electric generating units and other combustion sources (except Flares), Dominion utilizes the methodologies specified under Subparts C and D of EPA's Mandatory Greenhouse Gas Reporting Rule (MRR) (40 C.F.R Part 98). For SF_6 emissions from electric transmission and distribution equipment, Dominion follows the mass balance methodology specified in Subpart DD of the EPA MRR. For end user emissions from combustion of natural gas and natural gas liquids delivered to customers from our gas distribution companies, Dominion follows the reporting requirements specified under Subpart NN of the EPA MRR.
For Dominion Transmission, the protocol used to calculate the emissions from Flares as well as non-combustion-related GHG emissions was the Greenhouse Gas Emission Estimation Guidelines for Natural Gas Transmission and Storage, Volume 1 – GHG Estimation Methodologies and Procedures, Revision 2, September 28, 2005. This protocol was developed by the Interstate Natural Gas Association of America ("INGAA"). This is a standard industry protocol for measuring GHG emissions from the natural gas transmission and storage sector. A copy of this protocol can be found at http://www.ingaa.org/cms/33/1060/6490.aspx (attached).
For Dominion East Ohio and Dominion Hope, compressor stations utilized the INGAA protocol listed above. For the rest of the system, the protocol used to calculate the non-combustion related emissions was the American Gas Association's ("AGA") Greenhouse Emission Estimation Methodologies, Procedures, and Guidelines for Natural Gas Distribution Sector, April 18, 2008. The AGA document is standard industry protocol for measuring GHG emissions from the natural gas distribution sector. A copy of this protocol can be found at http://www.aga.org/NR/rdonlyres/3044C626-A1A3-4D58-88CE-8095D8DDF140/0/0805GHGGUIDELINES.PDF (attached).
For Dominion Transmission Gathering & Production emissions, the protocol used to calculate the non-combustion related emissions was the American Petroleum Institute ("API") August 2009 Compendium of Greenhouse Gas Emissions Methodologies for the Oil and Natural Gas Industry. The API document is standard industry protocol for measuring GHG emissions A copy of this protocol can be found at

http://www.api.org/ehs/climate/new/upload/2009_GHG_COMPENDIUM.pdf.
For all other Scope 1 emissions including coal pile methane, hydrofluorocarbons, and CO2 from fire suppression systems, Dominion used protocols developed by The Climate Registry ("TCR"). These can be found at http://www.theclimateregistry.org/resources/protocols/.
Dominion uses Enviance's Environmental Enterprise Resource Planning (ERP) platform to configure and calculate GHG inventories per the methodologies stated above. A description of this software can be found at https://www.enviance.com/index.aspx.

7.3

Please give the source for the global warming potentials you have used

Gas	Reference
CH4	IPCC Second Assessment Report (SAR - 100 year)
N2O	IPCC Second Assessment Report (SAR - 100 year)
HFCs	IPCC Second Assessment Report (SAR - 100 year)
SF6	IPCC Second Assessment Report (SAR - 100 year)
CO2	IPCC Second Assessment Report (SAR - 100 year)

7.4

Please give the emissions factors you have applied and their origin; alternatively, please attach an Excel spreadsheet with this data

Fuel/Material/Energy	Emission Factor	Unit	Reference
Bituminous coal	93.40	Other: kg CO2/mmBtu	Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-1 to Subpart C of 40 CFR 98) Default CO2 emission factor: kg CO2/mmBtu
Sub bituminous coal	97.02	Other: kg CO2/mmBtu	Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-1 to Subpart C of 40 CFR 98) Default CO2 emission factor: kg CO2/mmBtu
Other: Natural gas	53.02	Other: kg CO2/mmBtu	Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-1 to Subpart C of 40 CFR 98) Default CO2 emission factor: kg CO2/mmBtu
Distillate fuel oil No 1	73.25	Other: kg CO2/mmBtu	Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-1 to Subpart C of 40 CFR 98) Default CO2 emission factor: kg CO2/mmBtu
Distillate fuel oil No 2	73.96	Other: kg CO2/mmBtu	Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-1 to Subpart C of 40 CFR 98) Default CO2 emission factor: kg CO2/mmBtu
Distillate fuel oil No 4	75.04	Other: kg CO2/mmBtu	Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-1 to Subpart C of 40 CFR 98) Default CO2 emission factor: kg CO2/mmBtu
Distillate fuel oil No 6	75.10	Other: kg CO2/mmBtu	Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-1 to Subpart C of 40 CFR 98) Default CO2 emission factor: kg CO2/mmBtu
Other: Petroleum - Used Oil	74.00	Other: kg CO2/mmBtu	Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-1 to Subpart C of 40 CFR 98) Default CO2 emission factor: kg CO2/mmBtu
Kerosene	75.20	Other: kg CO2/mmBtu	Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-1 to Subpart C of 40 CFR 98) Default CO2 emission factor: kg CO2/mmBtu
Wood or wood waste	93.80	Other: kg CO2/mmBtu	Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-1 to Subpart C of 40 CFR 98) Default CO2 emission factor: kg CO2/mmBtu

Fuel/Material/Energy	Emission Factor	Unit	Reference
Other: Coal	0.01	Other: kg CH4/mmBtu	Actual conversion factor used was 0.011. Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-2 to Subpart C of 40 CFR 98) Default CH4 emission factor: kg CH4/mmBtu
Other: Coal	0.00	Other: kg N20/mmBtu	Actual conversion factor used was 1.6 x 10-03.
Other: Natural Gas	0.00	Other: kg CH4/mmBtu	Actual conversion factor used was 1.0 x 10-04. Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-2 to Subpart C of 40 CFR 98) Default N20 emission factor: kg N20/mmBtu
Other: Natural Gas	0.00	Other: kg N20/mmBtu	Actual conversion factor used was 1.0 x 10-04. Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-2 to Subpart C of 40 CFR 98) Default N20 emission factor: kg N20/mmBtu
Other: Petroleum	0.00	Other: kg CH4/mmBtu	Actual conversion factor used was 3.0 x 10-03. Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-2 to Subpart C of 40 CFR 98) Default CH4 emission factor: kg CH4/mmBtu
Other: Petroleum	0.00	Other: kg N20/mmBtu	Actual conversion factor used was 6.0 x 10-04. Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-2 to Subpart C of 40 CFR 98) Default N20 emission factor: kg N20/mmBtu
Other: Biomass Fuels - Solid	0.03	Other: kg CH4/mmBtu	Actual conversion factor used was 3.2 x 10-02. Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-2 to Subpart C of 40 CFR 98) Default CH4 emission factor: kg CH4/mmBtu
Other: Biomass Fuels - Solid	0.00	Other: kg N20/mmBtu	Actual conversion factor used was 4.2 x 10-04. Environmental Protection Agency Mandatory Reporting Rules (40 CFR Part 98, Table C-2 to Subpart C of 40 CFR 98) Default N20 emission factor: kg N20/mmBtu

Further Information

7.1 - We provide 2000 as our baseline for Scope 1 because it is the first year for which we have comprehensive GHG data for Dominion generation sources, equity share.
7.2a - Each of the guidelines referenced above are converted to pdf and attached to the CDP response.
7.4 - Response is for 2010 data.

Attachments

https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/7.EmissionsMethodology/CDP - Q7.2a - API 2009_GHG_COMPENDIUM.pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/7.EmissionsMethodology/CDP - Q7.2a - (INGAA GHG Estimation Guidelines).pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/7.EmissionsMethodology/CDP - Q7.2a - Enviance Product Description.pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/7.EmissionsMethodology/CDP - Q7.2a - The Climate Registry GRP.pdf
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/7.EmissionsMethodology/CDP - Q7.2a - AGA-GUIDELINES.pdf

8.1

Please select the boundary you are using for your Scope 1 and 2 greenhouse gas inventory

Equity share

8.2a

Please provide your gross global Scope 1 emissions figure in metric tonnes CO2e

56812875

8.3a

Please provide your gross global Scope 2 emissions figure in metric tonnes CO2e

256934

8.4

Are there are any sources (e.g. facilities, specific GHGs, activities, geographies, etc.) of Scope 1 and Scope 2 emissions which are not included in your disclosure?

Yes

8.4a

Please complete the table

Source	Scope	Explain why the source is excluded
Scope 2 emissions associated with electricity usage from 10 of our 98 natural gas compressor stations are missing due to data collection gaps.	Scope 2	Data collection gaps are in the process of being resolved for future reports.

8.5

Please estimate the level of uncertainty of the total gross global Scope 1 and Scope 2 figures that you have supplied and specify the sources of uncertainty in your data gathering, handling, and calculations

Scope 1 emissions: Uncertainty range	Scope 1 emissions: Main sources of uncertainty	Scope 1 emissions: Please expand on the uncertainty in your data	Scope 2 emissions: Uncertainty range	Scope 2 emissions: Main sources of uncertainty	Scope 2 emissions: Please expand on the uncertainty in your data
More than 2% but less than or equal to 5%	Metering/ Measurement Constraints	Nearly 90% of Dominion's emissions are monitored using Continuous Emission Monitors (CEMs). Other Scope 1 emissions estimates are based on counts of activity data (fuel usage, component	More than 10% but less than or equal to 20%	Data Gaps	Minor data gaps in electricity usage remain, but have been reduced compared to previous reporting years. In addition, EPA eGRID emission factors for electricity usage are based on past year's

Scope 1 emissions: Uncertainty range	Scope 1 emissions: Main sources of uncertainty	Scope 1 emissions: Please expand on the uncertainty in your data	Scope 2 emissions: Uncertainty range	Scope 2 emissions: Main sources of uncertainty	Scope 2 emissions: Please expand on the uncertainty in your data
		counts, and miles of pipeline) which are subject to error margins. In addition, Published Emission Factors and associated calculations are estimates that can deviate from actual emissions.			estimates of regional power generation and are therefore outdated and may not be representative of more current emissions.

8.6

Please indicate the verification/assurance status that applies to your Scope 1 emissions

Verification or assurance complete

8.6a

Please indicate the proportion of your Scope 1 emissions that are verified/assured

More than 0% but less than or equal to 20%

8.6b

Please provide further details of the verification/assurance undertaken, and attach the relevant statements

Level of verification or assurance	Relevant verification standard	Relevant statement attached
Reasonable assurance	The Climate Registry	Verification statements of 2010 data for Massachusetts generating assets are attached. (labeled, CDP- Q8.6a-Emissions Verification Statement-Dominion Salem Harbor 2010 120811.pdf and CDP-Q8.6a-Emissions verification statement-Dominion Brayton 2010 12-08-11.pdf)

8.7

Please indicate the verification/assurance status that applies to your Scope 2 emissions

Not verified or assured

8.8

Are carbon dioxide emissions from the combustion of biologically sequestered carbon (i.e. carbon dioxide emissions from burning biomass/biofuels) relevant to your company?

Yes

8.8a

Please provide the emissions in metric tonnes CO2e

617711

Attachments

https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/8.EmissionsData(1Jan2010-31Dec2010)/CDP - Q8.6a - Emissions verification statement-Dominion Brayton_2010_12-08-11 SC.PDF
https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/8.EmissionsData(1Jan2010-31Dec2010)/CDP - Q8.6a - Emissions Verification Statement-Dominion Salem Harbor_2010_120811.pdf

Page: 9. Scope 1 Emissions Breakdown - (1 Jan 2010 - 31 Dec 2010)

9.1

Do you have Scope 1 emissions sources in more than one country or region (if covered by emissions regulation at a regional level)?

No

9.2

Please indicate which other Scope 1 emissions breakdowns you are able to provide (tick all that apply)

By business division
By facility
By GHG type
By activity

9.2a

Please break down your total gross global Scope 1 emissions by business division

Business Division	Scope 1 metric tonnes CO2e
Dominion Virginia Power (Electric Transmission and Distribution Company)	239983
Dominion Energy-Cove Point (Liquid Natural Gas Company)	173843
Dominion Energy-Dominion Transmission Inc. (Gas Transmission Company)	2830446
Dominion Energy-Dominion East Ohio Gas (Gas Distribution Company)	1434637
Dominion Energy-Dominion Hope Gas (Gas Distribution Company)	308439
Dominion Energy-Other (Other Gas Assets and Services not included above)	35043
Dominion Generation-Merchant (Unregulated Electric Generation Stations)	20004019
Dominion Generation-Regulated (Regulated Electric Generation Stations)	31774092
Dominion Resources Inc. (Corporate Shared Services)	5050

9.2b

Please break down your total gross global Scope 1 emissions by facility

Facility	Scope 1 metric tonnes CO2e
Mt. Storm	10089512

Facility	Scope 1 metric tonnes CO2e
Chesterfield	7195439
Kincaid	6467064
Clover	6245190
Brayton Point	5857116
Chesapeake	3374065
State Line	3187731
Fairless	2160331
Possum Point	1790222
Yorktown	1695462
Salem Harbor	1300469
Bremo	950837
Manchester Street	873410
Mecklenburg	526759
Ladysmith	491461
Bellemeade	347732
Elwood	322899
Gordonsville	302466
Remington	258294
Southampton	252851
Hopewell	200576
Altavista	169875
Darbytown	133390
Elizabeth River	123763
Gravel Neck/Surry	93834
Rosemary	61682

9.2c

Please break down your total gross global Scope 1 emissions by GHG type

GHG type	Scope 1 metric tonnes CO2e
CO2	55554409
CH4	4410701
N2O	258636
HFCs	6790
PFCs	0
SF6	212568

9.2d

Please break down your total gross global Scope 1 emissions by activity

Activity	Scope 1 metric tonnes CO2e
Liquid Natural Gas Operations	173843
Natural Gas Distribution Operations	1743079
Natural Gas Transmission Operations	4073816
Electricity Generation	51796133

Further Information

9.2b - *Power Stations Emitting More Than 25,000 Metric Tons of CO_2e (2010 CO_2e Metric T).

Page: 10. Scope 2 Emissions Breakdown - (1 Jan 2010 - 31 Dec 2010)

10.1

Do you have Scope 2 emissions sources in more than one country or region (if covered by emissions regulation at a regional level)?

No

10.2

Please indicate which other Scope 2 emissions breakdowns you are able to provide (tick all that apply)

By business division
By activity

10.2a

Please break down your total gross global Scope 2 emissions by business division

Business division	Scope 2 metric tonnes CO2e
Dominion Virginia Power (Electric Transmission and Distribution Company)	90733
Dominion Energy-Dominion Transmission Inc (Gas Transmission Company)	295227
Dominion Energy-Dominion East Ohio Gas (Gas Distribution Company)	7718
Dominion Energy-Dominion Hope Gas (Gas Distribution Company)	498
Dominion Generation-Merchant (Unregulated Electric Generation Stations)	69823
Dominion Generation-Regulated (Regulated Electric Generation Stations)	442
Dominion Resources Inc (Corporate Shared Services)	1446

10.2c

Please break down your total gross global Scope 2 emissions by activity

Activity	Scope 2 metric tonnes CO2e
Electric Generation Operations (purchased power only)	70265
Gas T&D Operations (purchased power only)	296729
Office Buildings	97447

Page: 11. Emissions Scope 2 Contractual

11.1

Do you consider that the grid average factors used to report Scope 2 emissions in Question 8.3 reflect the contractual arrangements you have with electricity suppliers?

No

11.1a

You may report a total contractual Scope 2 figure in response to this question. Please provide your total global contractual Scope 2 GHG emissions figure in metric tonnes CO2e

0

11.1b

Explain the basis of the alternative figure (see guidance)

Dominion participates in Renewable Energy Certificates (REC) and green power programs, but does not calculate Scope 2 emissions for our contractual arrangements with electricity suppliers.

11.2

Has your organization retired any certificates, e.g. Renewable Energy Certificates, associated with zero or low carbon electricity within the reporting year or has this been done on your behalf?

Yes

11.2a

Please provide details including the number and type of certificates

Type of certificate	Number of certificates	Comments
Renewable Energy` Certificates	853603	Dominion Retail retired RECs in 2011 for 2010 compliance.

Page: 12. Energy

12.1

What percentage of your total operational spend in the reporting year was on energy?

More than 55% but less than or equal to 60%

12.2

Please state how much fuel, electricity, heat, steam, and cooling in MWh your organization has consumed during the reporting year

Energy type	MWh
Fuel	186781283
Electricity	594002
Heat	215
Steam	0
Cooling	0

12.3

Please complete the table by breaking down the total "Fuel" figure entered above by fuel type

Fuels	MWh
Bituminous coal	114000738
Sub bituminous coal	28879504
Kerosene	421
Natural gas	36637019
Distillate fuel oil No 2	1025273
Distillate fuel oil No 4	6400
Distillate fuel oil No 6	2447438
Propane	138
Wood or wood waste	3784351

Further Information

12.1 - Percentage range does include depreciation, depletion, amortization and taxes.

Page: 13. Emissions Performance

13.1

How do your absolute emissions (Scope 1 and 2 combined) for the reporting year compare to the previous year?

Decreased

13.1a

Please complete the table

Reason	Emissions value (percentage)	Direction of change	Comment
Change in output	1	Decrease	Data from 2012 compared to 2009 indicates a decrease in merchant electric generation emissions partially offset by an increase in natural gas transmission and distribution operations, both based on market conditions for the commodities.

13.2

Please describe your gross combined Scope 1 and 2 emissions for the reporting year in metric tonnes CO2e per unit currency total revenue

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for Change
0.003765	metric tonnes CO2e	unit total revenue	6.13	Decrease	The reduction in intensity from 2009 to 2010 is chiefly due to a net reduction in coal generation primarily from Dominion's merchant fleet. This stemmed from a substantial narrowing of the spread between coal and natural gas prices in 2010 as compared to the spread that prevailed in

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for Change
					2009.The change from 2010 versus 2009 can also be attributed to weather in the regulated electric franchise.

13.3

Please describe your gross combined Scope 1 and 2 emissions for the reporting year in metric tonnes CO2e per full time equivalent (FTE) employee

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for Change
3633.72	metric tonnes CO2e	FTE Employee	9.59	Increase	The change from 2010 vs. 2009 can be largely attributed to our voluntary severance program in 2010.

13.4

Please provide an additional intensity (normalized) metric that is appropriate to your business operations

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for Change
.47	metric tonnes CO2e	megawatt hour (MWh)	0	Decrease	Difference is less than 1%. Increases in emissions from some units were offset by decreases in others in the fleet.

Page: 14. Emissions Trading

14.1

Do you participate in any emission trading schemes?

Yes

14.1a

Please complete the following table for each of the emission trading schemes in which you participate

Scheme name	Period for which data is supplied	Allowances allocated	Allowances purchased	Verified emissions in metric tonnes CO2e	Details of ownership
Other: Regional Greenhouse Gas Initiative	Fri 01 Jan 2010 - Fri 31 Dec 2010	0	5000000	9846245.76	Facilities we own and operate

14.1b

What is your strategy for complying with the schemes in which you participate or anticipate participating?

Please note that in the response to 14.1a above, the emissions in metric tonnes CO2e were "certified" by the compliance entity, Dominion, per the requirements of the Regional Greenhouse Gas Initiative (RGGI). RGGI does not require that emissions be verified. Additionally, compliance obligations under RGGI are in terms of CO2, not CO2e and in terms of U.S. short tons. Furthermore, compliance requirements for RGGI are on a three year period (for example 2009-2011). Therefore, "Allowances purchased" in 14.1a do not correlate with our 2010 purchases. The emissions reported 14.1 a above are CO2 emissions only because RGGI relates to CO2 emissions only.

Massachusetts, Rhode Island and Connecticut, among other states, have joined the Regional Greenhouse Gas Initiative (RGGI), a multi-state effort to reduce CO2 emissions in the Northeast implemented through state specific regulations. Under the initiative, aggregate CO2 emissions from power plants in participating states are required to be stabilized at current levels from 2009 to 2015. Further reductions from current levels would be required to be phased in starting in 2016 such that by 2019 there would be a 10% reduction in participating state power plant CO2 emissions. During 2011 and continuing through 2012, RGGI will undergo a program review which could impact regulations and implementation of RGGI. The impact of this program review on Dominion's fossil fired generation operations in RGGI states is unknown at this time.

Three of Dominion's facilities, Brayton Point, Salem Harbor and Manchester Street, are subject to RGGI. Beginning with calendar year 2009, RGGI requires that Dominion cover each ton of CO2 direct stack emissions from these facilities with either an allowance or an offset. The allowances can be purchased through auction or through a secondary market. Dominion plans to comply through a combination of strategies including procurement of RGGI allowances in regional auctions, secondary market purchases of RGGI allowances, as well as greenhouse gas offset procurement. Dominion periodically participated in RGGI allowance auctions to date and has procured allowances to meet its estimated compliance requirements under RGGI for 2009 through 2014 and partially for 2015. In February 2012, Dominion surrendered 23,395, 609 RGGI allowances to meet its 2009-2011 compliance obligation. Dominion does not expect these allowances to have a material impact on its results of operations or financial condition.

14.2

Has your company originated any project-based carbon credits or purchased any within the reporting period?

No

Page: 2012-Investor-Scope 3 Emissions

15.1

Please provide data on sources of Scope 3 emissions that are relevant to your organization

Sources of Scope 3 emissions	metric tonnes CO2e	Methodology	If you cannot provide a figure for emissions, please describe them
Use of sold products	16253756	Based on USEPA Mandatory Greenhouse Gas Reporting Rule, 40 CFR 60, Part 98, Subpart NN.	
Other (upstream)	1092	Contracted well drilling and maintenance operations. American Petroleum Institute ("API") August 2009 Compendium of Greenhouse Gas Emissions Methodologies for the Oil and Natural Gas Industry. The API document is	

Sources of Scope 3 emissions	metric tonnes CO2e	Methodology	If you cannot provide a figure for emissions, please describe them
		standard industry protocol for measuring GHG emissions A copy of this protocol can be found at http://www.api.org/ehs/climate/new/upload/2009_GHG_COMPENDIUM.pdf. (document attached)	

15.2

Please indicate the verification/assurance status that applies to your Scope 3 emissions

Not verified or assured

15.3

Are you able to compare your Scope 3 emissions for the reporting year with those for the previous year for any sources?
Yes

15.3a

Please complete the table

Sources of Scope 3 emissions	Reason for change	Emissions value (percentage)	Direction of change	Comment
Other (upstream)	Divestment	99	Decrease	For well maintenance activities, Dominion divested its natural gas exploration business.
Use of sold products				As per the instructions, columns 2-4 have been left blank because this is the first year use of sold products were measured.

Attachments

https://www.cdproject.net/Sites/2012/32/4832/Investor CDP 2012/Shared Documents/Attachments/InvestorCDP2012/15.Scope3Emissions/CDP - Q15.1 - API 2009 GHG COMPENDIUM.pdf

Module: Electric utilities

Page: 2012-Investor-EU0ReferenceDates

EU0.1

Reference dates
EU0.1: Please enter the dates for the periods for which you will be providing data. The years given as column headings in subsequent tables correspond to the "year ending" dates selected below. It is requested that you report emissions for: (i) the current reporting year; (ii) one other year of historical data (i.e. before the current reporting year); and, (iii) one year of forecasted data (beyond 2016 if possible).

Year ending	Date range

Page: 2012-Investor-EU1GlobalTotalsByYear

EU1.1

In each column, please give a total figure for all the countries for which you will be providing data for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emission intensity (metric tonnes CO2e/MWh)

Page: 2012-Investor-EU2IndividualCountryProfiles - United States of America

EU2.1

Please select the energy sources/fuels that you use to generate electricity in this country

EU2.1j

Solid biomass

Please complete for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emission intensity(metric tonnes of CO2e/MWh)

EU2.1k

Total thermal including solid biomass

Please complete for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emission intensity (metric tonnes CO2e/MWh)

EU2.1l

Total figures for this country

Please enter total figures for this country for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes in CO2e)	Emission intensity (metric tonnes CO2e/MWh)

Page: 2012-Investor-EU3RenewableElectricitySourcing

EU3.1

In certain countries, e.g. Italy, the UK, the USA, electricity suppliers are required by regulation to incorporate a certain amount of renewable electricity in their energy mix. Is your company subject to such regulatory requirements?

Page: 2012-Investor-EU4RenewableElectricityDevelop

EU4.1

Please give the contribution of renewable electricity to your company's EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) in the current reporting year in either monetary terms or as a percentage

Please give:	Monetary figure	%	Comment
Renewable electricity's contribution to EBITDA			

EU4.2

Please give the projected contribution of renewable electricity to your company's EBITDA at a given point in the future in either monetary terms or as a percentage

Please give:	Monetary figure	%	Year ending	Comment
Renewable electricity's contribution to EBITDA				

EU4.3

Please give capital expenditure (capex) planned for the development of renewable electricity capacity in monetary terms and as a percentage of total capex planned for power generation in the current capex plan

Please give:	Monetary figure	%	End year of capex plan	Comment
Capex planned for renewable electricity development				

Module: Sign Off

Page: Sign Off

Please enter the name of the individual that has signed off (approved) the response and their job title

Lisa Moerner
Director of Environmental Policy and Sustainability
Dominion Resources

From: Meredith S Thrower <Meredith.S.Thrower@dom.com>
Sent: Friday, December 21, 2012 3:08 PM
To: shareholderproposals
Cc: beth@chesapeakeclimate.org
Subject: RE: Request for No-Action Relief from Dominion Resources, Inc. re: Ms. Morgan
Attachments: img-Z21145824-0001.pdf.pdf

Attached please find a letter request for no-action relief, with exhibits, relating to a shareholder proposal submitted to Dominion Resources, Inc. by Ms. Pamela Morgan.

These materials are being submitted by the undersigned on behalf of Dominion Resources, Inc. Please contact me at meredith.s.thrower@dom.com or 804.819.2139 if you have any questions.

Thank you.

Meredith Sanderlin Thrower

Meredith Sanderlin Thrower
Senior Counsel - Corporate Finance, Securities and M&A
Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
804.819.2139
meredith.s.thrower@dom.com

Dominion Resources Services, Inc.
Law Department
P.O. Box 26532, Richmond, VA 23261



December 21, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Ms. Pamela Morgan Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise Dominion Resources, Inc., a Virginia corporation (the "Company"), that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2013 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 19, 2012 by Ms. Pamela Morgan ("Ms. Morgan" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 19, 2013. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Morgan any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved**, Shareholders request that within 6 months of the 2013 annual meeting, the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, describing the financial risks to Dominion Resources posed by climate change and resulting impacts on share value, specifically including the impact of more frequent and more intense storms, as well as any actions the Board plans to address these risks.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company, which has addressed the subject matter of the Proposal in existing public disclosures.

DISCUSSION

I. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC stated in 1976 that the predecessor to Rule 14a-8(i)(10) "was designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management. . . ." SEC Release No. 12598 (July 7, 1976). In the 1983 Amendments to the proxy rules, the SEC stated that:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected.

> The Commission proposed an interpretive change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its own purpose.

Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, SEC Release No, 20091 (August 16, 1983).

This position was reaffirmed in the 1998 amendments to the proxy rules that implemented the current Rule 14a-8(i)(10), confirming that a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Amendments to Rules on Shareholders Proposals, SEC Release No. 40018 at n.30 and accompanying text (May 21, 1988).

When a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. The Staff has maintained that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991); *see also Starbucks Corp.* (November 27, 2012); *Whole Food Markets, Inc.* (November 14, 2012). The proposal need not be implemented in full, or precisely as presented, to satisfy Rule 14a-8(i)(10); rather, the company's actions must have addressed the underlying concerns and "essential objective" of the proposal. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Exxon Mobil Corp.* (March 18, 2004); *Xcel Energy, Inc.* (February 17, 2004); *The Talbots, Inc.* (April 5, 2002); *Masco, Corp.* (March 29, 1999). *See also Caterpillar, Inc.* (March 11, 2008); *The Dow Chemical Co.* (March 5, 2008); *Wal-Mart Stores, Inc.* (March 30, 2010). The Staff also has consistently concurred with the exclusion of proposals requesting reports where the company has addressed the subject matter of the proposal elsewhere. *See, e.g., Merck & Co., Inc.* (March 14, 2012) (concurring with the registrant's exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting an annual report disclosing procedures to ensure proper animal care where the company's "public disclosures compare[d] favorably with the guidelines of the proposal"); *see also Caterpillar, Inc.* (March 11, 2008); *Wal-Mart Stores, Inc.* (March 10, 2008); *PG&E Corp.* (March 6, 2008); *The Dow Chemical Co.* (March 5, 2008); *Johnson & Johnson* (February 22, 2008) (in each case, concurring with the registrant's exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives).

As discussed below, the Company has disclosed in its responses to the Investor Carbon Disclosure Project ("CDP") the risks to the Company posed by climate change and the Company's responses to those risks. The Company also makes disclosures regarding climate change in its annual and quarterly reports filed with the SEC under the Exchange Act. These disclosures are readily accessible through the CDP website at https://www.cdproject.net and on the Company's website. As a result, the Company has satisfactorily addressed the essential objectives of the Proposal and believes that it may exclude the Proposal under Rule 14a-8(i)(10).

II. The Company's reporting to the Carbon Disclosure Project regarding the risks to the Company posed by climate change, which reports are available through the CDP website, equates to substantial implementation of the Proposal

The Proposal, if approved, would require the Company to provide a report regarding "financial risks to Dominion Resources posed by climate change and resulting impacts on share value, specifically including the impact of more frequent and more intense storms, as well as any actions the Board plans to address these risks." The objective of the Proposal is for the Company to inform its shareholders of the financial risks to the Company associated with climate change. The Company has provided precisely those kinds of disclosures in its responses to the CDP which are available through the CDP website free of charge. In addition, the Company provides information regarding risks associated with climate change in its annual and quarterly reports filed with the SEC as required under the Exchange Act and the SEC's guidance with respect to such disclosures.

The CDP is an independent not-for-profit organization that "requests information on the risks and opportunities of climate from the world's largest companies on behalf of 655 institutional investor signatories with a combined US$ 78 trillion in assets. CDP then provides this information to its 655 institutional investor signatories, as well as distributing it throughout the global market place to increase transparency around climate-related investment risk and commercial opportunity, and drive investments towards a low carbon economy."[1] The Company has participated in the CDP information gathering project every year since 2008. The Company has addressed the very matters of interest to the Proponent in its responses to the CDP.

To be specific, the Company addressed in its most recent report to the CDP, among other things, the following matters related to climate change, the risks it poses for the Company and how the Company has addressed climate change and those risks:

- The Company's risk management procedures with regard to climate change risks and opportunities;
- Whether climate change is integrated into the Company's business strategy and a description of the related processes and outcomes;

[1] *See* https://www.cdproject.net/en-US/Programmes/Pages/CDP-Investors.aspx.

- How the Company has engaged with policy makers to encourage further action on mitigation and/or adaptation, including the engagement process and actions the Company is advocating;

- Information regarding the Company's emissions reduction initiatives that were implemented during the reporting year and the methods the Company has used to drive investment in emissions reduction activities;

- Information about the Company's response to climate change and greenhouse gas emissions performance for the reporting year that is published in places other than its CDP response, with links to those publications;

- The climate change risks (current or future) that have the potential to generate a substantive change in the Company's business operations, revenue or expenditures, including the

  - potential financial implications of the risk before taking action;

  - methods the Company has used to manage this risk; and

  - costs associated with these actions;

  with respect to risks driven by changes in regulation (international agreements, cap and trade schemes and general environmental regulations, including planning), changes in physical climate parameters (resulting in increased capital and operating costs) and changes in other climate-related developments (changing consumer behavior).

In addition to the report to the CDP described above, the Company's most recent annual report on Form 10-K, filed with the SEC on February 28, 2012, and its quarterly reports on Form 10-Q, filed April 26, 2012, August 1, 2012 and October 25, 2012, contain discussions regarding the material risks, including financial risks, that climate change and issues frequently associated with climate change, such as extreme weather event risk, pose for the Company.

The Company has provided, and intends to continue to provide appropriate disclosures to its investors regarding climate change and the risks it poses to the Company.

The Proposal would require that the Board provide to the Company's shareholders a report regarding "the financial risks to Dominion Resources posed by climate change and resulting impacts on share value, specifically including the impact of more frequent and more intense storms, as well as any actions the Board plans to address these risks." The Company's responses to the CDP, which are readily accessible through the CDP website, and its disclosures regarding these matters in its annual and quarterly reports filed with the SEC under the Exchange Act compare favorably with the information requested in the Proposal and satisfactorily address the essential objectives of the Proposal. Therefore, the Company believes that it may exclude the Proposal under Rule 14a-8(i)(10).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (804) 819-2139, or at meredith.s.thrower@dom.com.

Sincerely,



Meredith Sanderlin Thrower
Senior Counsel – Corporate Finance, Securities and M&A

Enclosures
cc: Ms. Pamela Morgan
Ms. Beth Kemler

Exhibit A
Correspondence

Pamela Morgan

*** FISMA & OMB Memorandum M-07-16 ***

November 19, 2012

Carter M. Reid
Vice President of Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Please find enclosed a shareholder resolution about the risks to Dominion due to climate change and extreme weather events.

The resolution is intended for the 2013 annual shareholder meeting; I am a current shareholder with the requisite number of shares and length of time in ownership. I plan to hold these shares through the date of the 2013 annual Dominion shareholder meeting.

Please direct any correspondence on this resolution to Beth Kemler, 6930 Carroll Ave, Suite 720, Takoma Park MD 20912, beth@chesapeakeclimate.org, 804.335.0915.

I look forward to your response, and greatly appreciate your attention to my resolution.

Respectfully,



Pamela Morgan


RECEIVED
NOV 20 2012
By

WHEREAS: The three most costly storms in Dominion's operating history of more than 100 years, Hurricane Isabel, Hurricane Irene and the June 2012 derecho, have occurred in the last decade.

The consensus among climate scientists is that, without significant reduction of greenhouse gas emissions, climate change will continue to result in more severe and more frequent storms, among other effects. In addition to the problems these storms will cause for Dominion's individual employees, shareholders and customers, they pose significant financial risk to the company.

Restoration costs amounted to $128 million after Hurricane Isabel in 2003, $59 million after Hurricane Irene in 2011 and $42 million after the June 2012 derecho storm. At the time of writing, costs associated with Hurricane Sandy are unknown.

Loss of power for customers also means lost sales for Dominion. Lost electricity sales after Hurricane Isabel, for instance, reduced operating earnings by 4 cents per share.

In addition to direct costs, storms also carry reputational risks for Dominion. After the derecho, more than 1 million customers of Dominion's regulated electric utility division lost power, some for as long as a week. "Freak" storms like the derecho are expected to become more and more common as climate change progresses.

Because of the large risks that climate change carries with it, many companies are conducting internal assessments of business risks and opportunities posed by climate change and becoming more transparent by adding sections in their 10K, Annual Reports, website and other public statements on present and future risks.

The Board of Directors has a responsibility to share this type of information with shareholders.

Resolved: Shareholders request that within 6 months of the 2013 annual meeting, the Board of Directors provide a report to shareholders, prepared at reasonable cost and omitting proprietary information, describing the financial risks to Dominion Resources posed by climate change and resulting impacts on share value, specifically including the impact of more frequent and more intense storms, as well as any actions the Board plans to address these risks.

Page 10 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***